PERIOD START	EXCHANGE: SYMBOL	PERIOD END
010904	TSX:PTM OTCBB:PTMQF	310805

PATH TO PRODUCTION

PROJECT DESCRIPTION

PLATINUM GROUP METALS LTD.
2005 ANNUAL REPORT

     Annual Report 2005
Platinum Group Metals Ltd.
PTM-TSX

Sedar Filing November 29, 2005

The annual report for the year ended August 31, 2005 of Platinum Group Metals Ltd. reports on the technical details of the company’s projects up to November 9, 2005 and provides a guide to the company’s potential milestones ahead.  There can be no assurance that the company objectives will be achieved.

The annual report makes reference to information excerpted from the Independent Preliminary Assessment Scoping Study Report and Resource Update dated August 8, 2005 by C. Muller of Global Geo Services and G. Cunningham and T. Spindler of Turnberry Projects and W. Visser of Platinum Group Metals Ltd., filed on Sedar.

The Preliminary Assessment includes Inferred resources that have not been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Until there is additional drilling to upgrade the Inferred to Indicated and Measured resources, there can be no assurance that the Preliminary Assessment will be realized.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.

The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.

Readers are referred to important updates after November 9, 2005 as to the company’s technical disclosure.  Drilling is ongoing as at the date the filing of the annual report, November 29, 2005.

Specifically, additional information on the breakdown of the platinum, palladium and rhodium of the resources is provided. Reference is made to the press release November 29, 2005.

The percentage prill split information for the Merensky reef was presented in the basket calculation metal price section of the Preliminary Assessment and Resource Update, August 8, 2005. Previously, the grade spilt was presented with other factors such as exchange rates and metals prices not involved in the rigorous statistical process of the resource estimate. Caution must be exercised in using the grade breakdown, as the combined 3 PGM+Au grades are used in the geo-statistical modeling and the prill splits have been estimated through simple averages. The following information is provided as required NI- 43-101. An estimated revised breakout of the 3 PGMs+Au will be supplied with the resource update expected in December, 2005.

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Channel Width (metre)	Diluted Channel Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR Domain 1	200	13.87	9.67	1.11	1.12	134.11	4.312
MR Domain 2	400	0.534	6.47	0.42	1.00	3.46	0.111
UG2 Domain 1	400	2.21	4.32	1.35	1.35	9.57	0.310

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR Domain 1	61%	5.90	30%	2.90	4%	0.39	5%	0.48
MR Domain 2	61%	3.95	30%	1.94	4%	0.26	5%	0.32
UG2 Domain 1	65%	2.81	25%	1.06	10%	0.42	1%	0.03

THE OPPORTUNITY

PTM's position in Western Bushveld the heart  of South Africa, home to 70% of the world's platinum production, provides the company an opportunity to become a large scale-producer of essential and precious platinum.

2005 HIGHLIGHTS

   In January 2005, Platinum Group Metals Ltd. finalized the Western Bushveld JointVenture (WBJV) with Anglo Platinum and local Black Economic Empowerment company, Africa Wide.
  In August , 2005 Platinum Group Metals Ltd. (PTM) released an independent Preliminary Assessment and Scoping Study which outlined an inferred resource of 4.7 million ounces from Project 1.
  Project 1 covers just 15% of the WBJV area, and indicates "robust mine economics", with potential for 250,000 ounces platinum, palladium, rhodium and gold (4E) per year, form this first project.
  The project 1 area of the VWJV provides an initial estimate of a Net Present Value of 1.9 billion Rand (US$294 million) with US$109 million attributable to PTM.
  Preliminary mine design, milling and recovery plans were completed in the Scoping Study and provide a commercial outline for the project.  The study points to opportunities to optimize the mine plan for Project 1 and outline Project 2.
  The WBJV continues to be defined with 64 drill holes completed to date.
  War Springs reported an initial resource of 980,000 ounces of PGM's with room for further expansion in October 2005.
  As part of PTM's commitment to exceed the standards of the new Mineral and Petroleum Resources Development Act and the Mining Charter in South Africa, we have started our dialogue with the people and leaders of the regions in which PTM operates .

2005 ANNUAL REPORT

TABLE OF CONTENTS

Our 2005 Annual Report provides a guide to the path ahead, as well as a report on the progress to date.

OPPORTUNITY 2

2005 HIGHLIGHTS 2

THE PATH TO PLATINUM PRODUCTION 4

DISCOVERIES & RESOURCES 6

ENGINEERING & MINE PLANNING 12

MILLING & RECOVERY 14

METALS MARKET & FINANCIAL RETURNS 16

OUR RESPONSIBILITIES 18

OUR PEOPLE 20

PTM'S MINING CHARTER/RESPONSIBILITIES REPORT CARD 22

MANAGEMENT DISCUSSION & ANALYSIS 23

CONSOLIDATED FINANCIAL STATEMENTS 31

THE PATH TO PLATINUM PRODUCTION

Platinum Group Metals is moving our projects along the path to production, starting with our extraordinary Western Bushveld Joint Venture.

8 Platinum Group Metals Ltd. 2005 Annual Report

Just over a year ago, Platinum Group Metals Ltd.(PTM) signed a landmark joint venture agreement with Anglo Platinum and Africa Wide on the prolic Western Limb of the Bushveld Complex in South Africa - the exclusive address for over 70%of the world 's platinum production.

PTM, with our bundle of platinum holdings in North America and South Africa, was suddenly vaulted from platinum explorer to platinum developer because we held some important properties in a time of massive regulatory change in South Africa.

Operating under the new Mineral Resources and Petroleum Development Act meant companies that had held mineral properties as inventory for decades were compelled to convert those properties to active status, or return them to the government.

While this type of regulatory environment (also known as the "use it or lose it " system) is standard in North America and Australia, it was all new to the South African majors and they had to accelerate plans for many properties - and that included land holdings that Anglo Platinum controlled on the Western Bushveld.

New regulations, including the Mining Charter, also called for the inclusion of Historically Disadvantaged South Africans in the form of Black Economic Empowerment (BEE) companies in any new mining exploration and development.

PTM also had an existing relationship with Anglo Platinum through a joint venture in Canada. By introducing Africa Wide to Anglo Platinum as a qualied BEE partner, and providing both funding and technical expertise into the mix, we were able to combine our properties Onderstepoort and Elandsfontein with Anglo Platinum 's land holdings in the area to create the Western Bushveld
Joint Venture (WBJV).

PTM and Anglo Platinum each holds 37%and Africa Wide holds 26%in the WBJV.

Through the events of the last year, including a very positive independent Preliminary Assessment and Scoping Study conducted by Turnberry Projects and Global Geo Services,we have emerged very rmly on the path to production.

The months ahead will be very dynamic and exciting for shareholders as we continue to focus on the high grade and near-surface platinum deposit in Project 1 of the Western Bushveld Joint Venture - a project with a potential 250,000 ounces (4E)per year mine.

We are clearly at the turning point from acquisition and exploration to engineering and construction.  In our experience, this is not only a time of conrmation of value for companies, but also a time with large potential for increases in valuation.

As this occurs, we recognize our obligations and responsibilities to our shareholders, partners and the local communities in which we operate.

First of all, we have a responsibility to our shareholders to maximize our valuation .We must ensure the public markets fully value the incredibly rare, valuable, and strategic land positions we hold, our partnerships and, most of all, our potential for growth, both within the Western Bushveld Joint Venture, but also with our other properties.

Secondly, we have a responsibility to both our shareholders and our partners, Anglo Platinum and Africa Wide, to outline the most economic sections of our mineral rights for development as quickly as possible.

And nally, we have responsibilities to our partners, employees and the members of the communities in which we operate to exceed the minimum environmental and community standards set by the government.  In addition to developing the property safely, we must maximize the benets to the people in these regions, including job creation, training and procurement.

This year 's Annual Report has been formatted to follow the steps along our path to production and we have outlined our business, accomplishments and goals through the lens of the global platinum business.

This document will provide an exciting guide for our shareholders and stakeholders over the next fteen months as we focus our efforts on the mine engineering and pre-feasibility work required to drive the Project 1 deposit towards full feasibility study and a production decision.  As this happens, we fully expect that the potential of the entire WBJV will be recognized and added to PTM 's market value.

Platinum Group Metals Ltd. 2005 Annual 5

STOP

6 Platinum Group Metals Ltd. 2005 Annual Report

D&R

DISCOVERIES & RESOURCES

DRILL SPINDLE
R.P.M.
PUSH AND HOLD
BUTTON TO START
ENGINE
STOP / START
ROTATION
SPEED
WINCH
SPEED

The WBJV Project 1 independently modeled platinum resource is among the highest per tonne value in South Africa's Bushveld Complex and, indeed, the world. Drilling is ongoing to determine its extent.

Platinum Group Metals Ltd. 2005 Annual Report 7

On October 27th,2005,Platinum Group Metals Ltd.announced the creation of the Western Bushveld Joint Venture (WBJV) with Anglo Platinum and Africa Wide.
With this agreement, PTM acquired the right to earn a 37%interest in an initial resource of 3.72 million ounces of platinum, palladium, rhodium, and gold (4E)- a resource that has grown substantially through additional study and drilling.  Essentially, the signing of the WBJV was the "Eureka Moment " for PTM - as signi .cant in terms of our future as sending down a drill and pulling out a perfectly formed diamond or seeing that swirl of gold dust in a mining pan, but even better than those, because it is platinum!By assembling 67 square kilometres of the best platinum terrain in the world and signing the WBJV, PTM vaulted past its peers and surpassed the growth expectations the company had for itself.  PTM also holds resources and mineral rights at War Springs, on the Northern Limb of the Bushveld and at various other properties in North America and South Africa.  We 've outlined these resources in the table on page 11.

WESTERN BUSHVELD JOINT VENTURE RESOURCES

The Western Bushveld Joint Venture resources at October 2005 are shown on the table on page 10.Highlights include:13.87 million tones grading 9.67 g/t platinum, palla dium, rhodium and gold (4E).With initial studies modeling the mining of 4.3 million of the 4.7 million ounces 4E in the current resource, there are high expectations that further expansion drilling will bring the remaining resources into the mine plan. (Continued on page 10)

Platinum Group Metals Ltd. 2005 Annual 7

(Right) South Africa 's Bushveld Complex is the greatest repository of platinum group metals (PGMs)on earth.  Hosting 16 of the world 's 22 primary producing PGM mines, it accounts for 80%of annual global platinum production, and 55%of total annual global PGM production.  Yearly production of metals from this 350km x 250km body exceeds US$6 billion annually, ranking it as one of the greatest mining districts of the world.  The Merensky and UG2 layers of the platinum-rich Western Limb of the Bushveld Complex account for the bulk of the district 's total metal output, with 11 of the district 's 16 active mines producing 70%of the world 's annual platinum, and 50%of the world 's total annual PGMs.  PTM 's Western Bushveld Joint Venture property lies in the heart of this prolic district.

(Above) The Western Bushveld Joint Venture is situated along trend with some of the world 's largest, most protable, and longest-producing platinum mines, as well as some of the highest quality new platinum mines and projects.  At 67km 2 in area and containing over 12 kilometres of Merensky and UG2 strikelength, the WBJV 's scale rivals the world-class mines surrounding it.  Project 1 alone, highlighted in yellow, has already been shown to host resources totaling over 4.7M ounces of contained PGMs. Project 1 has a resource grade of 9.67 g/t 4E,an exceptionally high grade compared to other producing platinum mines.

8 Platinum Group Metals Ltd.2005 Annual Report

WESTERN BUSHVELD IMAGES

Main Block Description:  This three-dimensional model shows Project 1 of the WBJV. looking northwest across the resource blocks.  The areas of highest grade are shown in red, orange and yellow.  The area in white is Project 2 and part of a potential Project 3, illustrating the growth opportunity for the WBJV beyond the current inferred resource 4.7 million ounces.

 Platinum Group Metals Ltd.2005 Annual Report 9

DISCLOSURE INFORMATION

The Preliminary Assessment Report includes updated Inferred Resources that have not been sufciently drilled to enable them to have economic considerations applied to them to be categorized as Reserves.  There can be no certainty that the Preliminary Assessment will be realized.  Additional drilling is required before the Inferred Resources can be upgraded to Measured and Indicated categories.  Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F,File No.0-30306,available at our of ce:  Suite 328-550 Burrard Street, Vancouver BC,Canada,V6C 2B5 or from the SEC:1(800)SEC-0330.The Company may access safe harbor rules.  The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources.  These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category.  Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies.  US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.

Additional drilling now underway will further dene Project 2 as well provide initial indications on other areas of the property.  The resource in the initial Scoping Study is calculated on 9 drill holes completed by Anglo Platinum and 18 boreholes (WBJV-18)completed by PTM.  At the time of the 2005 Annual Report,64 drill holes had been completed by PTM and this information is expected to be added to the resources model in November 2005.A revision to project scope, based on drilling underway in late 2005,is scheduled for December 2005 and should establish and con r m the deposit for detailed engineering planning during 2006.This update is also expected to upgrade a large part of the overall WBJV area, including Project 1 and Project 2.  PTM is on track to earn a 37%interest by spending 35 million Rand into the project over ve years.  At the end of PTM 's earn-in, each party will be given credit for the ounces that have been found on their contributed portion of the mineral rights.  Going forward, each party 's interest will be maintained by their pro-rata capital contributions.

WAR SPRING IMAGES

The War Springs deposit is thick, tabular, and layered, dipping steeply with high potential for bulk, low-cost mining methods.
The deposit is open for expansion to the south.

WAR SPRINGS RESOURCES

War Springs is PTM 's project located on the Northern Limb of the Bushveld Complex, approximately 230 kilometres northeast of the
Western Bushveld Joint Venture.70%owned by PTM,we announced in October 2005 an initial resource of 980,000 ounces (29.6 million tonnes grading 1.03 g/t platinum and palladium) in a new deposit type amenable to low-cost bulk, trackless underground mining not previously used in platinum mining on the Northern Limb.  There are exciting possibilities for further discoveries at War Springs on strike to the south of the initial deposit.  Soil samples taken for more than a kilometre south of the deposit outline an anomaly with twice the intensity of response in the soils in nickel, copper, platinum and palladium when compared to those over the original deposit, indicating high potential yet to be drill tested.  Further work, including drilling, is planned in 2005 and 2006.
10 Platinum Group Metals Ltd.2005

10 Platinum Group Metals Ltd.2005 Annual Report

PLATINUM GROUP METALS PROPERTIES

PROPERTY	UPDATE	NEXT STEPS
WBJV	Economics cutoff of 4.7 million ounces. 4.3 ounces (4E) included in Scoping Study at 9.67 grams per tonne (4E) with 13.8 million tonnes

The Project 1 area of the WBJV provides an initial Net Present Value (NPV) for the Project of 1.9 billion rand (US$294)

5 drills rigs to expand Project 1 resource and define Project 2 resource Engineering work to continue in 2006 targeting final feasibility at the end of 2006
WAR SPRINGS	Resource update, October 2005: 980,000 ounces, 1.03 g/t with 29.6 million tonnes	Additional drillings to further define the limits of the deposit
TWEESPALK	4 g/t (4E) intercepts at depth	Further exploration drilling - deferred
LAKEMOUNT	Ni, Cu mineralization	Further exploration drilling - deferred Potential farm-out in negotiations
SEAGULL	Layered PGMs, one of the best targets in Canada	Further exploration drilling - deferred. Palladium price monitor

DISCOVERIES AND RESOURCES

Mineral discoveries in other commodities, like gold, silver or diamonds, are usually announced with much anticipation and press releases.  Generally, the "discovery drill hole " intersects into the heart of a deposit with excellent grade and thickness.  PTM didn't drill its initial resource - it was already "discovered " by Anglo Platinum.  The drill results didn't display the standard thickness readings that North Americans are used to seeing with precious metals discoveries.  The platinum reefs in South Africa are consistently about a metre thick, ﬂat and tabular in nature across hundreds of kilometres.  This, of course, presents an opportunity for those investors who understand the scale and signicance of the Bushveld Complex platinum reefs.  Platinum resources, like gold and silver resources, are calculated by independent geologists and engineers called "Qualied Persons " commonly using statistical techniques which include "kriging ".The kriging method is applied to deposit resources all over the world. Named after Dr. Danie Kriger, a South African mining engineer who pioneered the methodology, it is used to more accurately predict ore reserves using a rigourous statistical approach.  Interestingly, Dr. Kriger is associated with Global Geo Services, one of the companies involved in the independent resource calculation for the WBJV.  PTM will emphasize the extraordinary nature, scale and consistency of our platinum discoveries over the next year to ensure that the capital markets understand their signicance.

Platinum Group 2005 Annual Report Metals Ltd. 11

With independent confirmation of the mine plan for Project 1, PTM is moving forward into the pre-feasibility phase which includes the optimization of mine design and mining methods.

12 Platinum Group Metals Ltd. 2005 Annual Report

ENGINEERING &
MINE PLANNING
As part of the Scoping Study completed in August 2005, an initial engineering and mine plan for Project 1 of the Western Bushveld Joint Venture indicates a 250,000 ounce per year mine producing platinum, palladium, rhodium and gold.  Additional by-products will include copper, nickel and other platinum group elements ruthenium and iridium.  The Scoping Study has calculated Project 1 's Net Present Value at US$294 million, without including any additional resources on the JV property.  This provides an attributable
NPV to PTM, at a 5%real discount rate, of US$109 million.  This 5%discount rate is currently the same used by a global investment bank to value platinum companies. Turnberry Projects, an independent engineering rm that has worked for Northam, Aquarius, Lonmin and Anglo Platinum, completed the initial mine design with twin vertical shafts to 665 metres deep. This design will allow access to the current high grade portion of the deposit and involves the development of at least three underground levels.  Utilizing very conservative mine design, the plan is based on driving access to each panel of mineralization so that there is consistent availability of mining faces and economic ore.  While more capital intensive than some other potential mining approaches, this method has shown solid performance in other operating reef mines in the region.  The mine plan conrms the robust indicative returns for Project 1 as a stand-alone mine and the study makes clear recommendations to improve the project performance by adding resources with further drilling.  In addition, there are engineering and planning opportunities that could lower capital costs further such as accessing the property with a single vertical shaft and adding a decline shaft, rather than the twin vertical shafts set out currently.  The decline approach could also signicantly reduce the lead time to rst production.  The engineering plan also includes the construction of an independent, stand alone concentrating plant that would produce the concentrate for shipment to a smelter - and the WBJV already includes a pro-for ma agreement on the potential sale of ore and/or concentrate with Anglo Platinum.  In preparation for the next phase,  PTM exercised its option to purchase 365 hectares of surface rights in September 2005 so that the design of the plant and facilities could proceed with condence in the availability of surface property for the plant.  These surface rights may also serve an important role if the optimized mine plan ultimately includes a decline shaft and one vertical shaft.  Initial capital costs for the Project 1 mine are estimated at US$220 million and these would be split among the partners,with PTM responsible for approximately $85-$90 million, including US$4 to $8 million of capital contribution from the joint venture equalization formula.  Because of the low estimated on-site costs of approximately US$50 per tonne or US$252 per PGM ounce, and the high grade of 9.67 g/t (platinum, palladium, rhodium and gold) payback is expected at 4.5 years after completion of construction on a 14 year mine life.  Enhanced and detailed milling and recovery techniques will also be examined during the pre-feasibility and feasibility studies.

THREE STEPS TO MINE FEASIBILITY

1+Resource & Scoping
Modern mining projects follow a well-de ned engineering path to production.  In most cases, and PTM is no different, the engineering work of establishing the validity of a resource base and designing the mine is completed by independent engineering groups with direct relevant experience.  The rst signicant step is an independent Scoping Study or Preliminary Assessment which lays out an initial mine plan and nancial model for the project.  This study can be completed on Inferred Resources and includes broad mine design and capital costs estimates.  The Scoping Study also helps to identify the opportunities that can be maximized and the risks that require mitigation during further stages.  During this phase, capital and operating costs are usually estimated to a +/- 30% condence level.  PTM has completed this step.

2+Pre-Feasibility
As the project drilling and engineering sharpens project parameters including resource assessments and calculations and mine design specications, the next step undertaken by the project is a Pre-Feasibility Study.  This phase of the engineering and mine planning process is usually completed from an Indicated Resource and cost estimates are typically +/-20%.All aspects of a mine project are detailed in the Pre-Feasibility study including resources, mining methods, equipment required, milling and recovery methods, metals sales and price assumptions, as well as permitting, social and environmental issues. A nancial model is included with sensitivities to various factors. This step may have signicant changes from the initial scope as the resources and design are rened.

3+Final Feasibility
It is not likely that the major components of the project will change from Pre-Feasibility to Final Feasibility the nal stage where major project design is completed with real quotes for the major project cost items.  Typically 25%to 30%of the detailed drawings for actual construction will also be completed at the Final Feasibility stage.  Cost estimates are typically +/-15%,which is signicantly more accurate than at the Scoping Study stage.  Feasibility Studies are used by the partners and investment banks for funding of equity and debt for the construction of a mine.

Platinum Group 2005 Annual Report Metals Ltd. 13

GONDWANA
WESTERN BUSHVELD
JOINT VENTURE
PTM (RSA) (PTY) LTD

14 Platinum Group Metals Ltd. 2005 Annual Report

An integral part of any successful milling operation is the efcient milling and recovery of the valuable minerals.  Platinum mining is no different.  The concentrator under consideration for the WBJV is designed to recover an estimated 87%of the contained metal.  The concentrate would then be sold to a smelter for the nal recovery and rening.  The Scoping Study 's economic model suggests a charge for smelting and rening be made against the gross revenue from metals sales.  This "smelter deduction " is estimated at 14%of gross metal value.  The rening charge is estimated at 2500 Rand (US$382)per kilogram of PGMs and 500 Rand (US$76)per tonne of concentrate delivered.  The independent engineers estimated smelting, rening and delivery charges in-line with other recent commercial transactions in South Africa.  These charges may seem high, but the smelting and rening of PGM concentrate requires the use of a sophisticated smelting complex and rening facility.  This highly specialized rening technology often has capital costs in excess of US$1 billion, so this method of sale and delivery makes the most sense for a project of this size.  The WBJV includes a pro-forma agreement with Anglo Platinum that covers the possible sales of ore or concentrate.  The nal smelter rates are yet to be determined, but the agreement is structured in such a way so that commercial rates can be negotiated and completed for the WBJV.

Platinum Group 2005 Annual Report Metals Ltd. 15

Currently platinum is utilized in a number of industrial processes, technologies and commercial applications.  The unique chemical and physical properties, including the high-melting point, hardness, purity and stability of PGMs make them an excellent raw material, catalyst or ingredient for manufacturing processes.  Consumer and industrial items made with platinum and other PGMs include such items as glass bre, medical tools, computer hard drives, nylon and razors among others.  Automotive catalytic converter applications are the largest current consumers of PGMs and this demand is growing.
These devices treat the exhaust before it leaves your car, reducing pollutants.  As more jurisdictions around the world implement higher clean air standards, the demand for platinum from automobile makers is expected to increase as well, although some manufacturers have begun to turn to lower-cost palladium for this function.  Interestingly, though, the higher demand for diesel-powered vehicles due to increasing energy costs is expected to fuel still more demand for platinum.  New auto catalyst requirements in the medium and heavy-duty truck markets are expected to offset the substitution for palladium in automobile manufacture. Platinum,of course, retains its status in the high-prestige jewelry markets.  This use accounts for about 33%of all platinum production at this point,with excellent demand in newer markets like China, Japan and India.

Both platinum and palladium continue to be very rare and much of the world 's platinum production comes from the small Western Bushveld - 550 square kilometres that account for over 70%of the world 's supply.  Through our strategic positions and partnership with the world 's largest platinum company, Anglo Platinum, PTM nds itself in an enviable position.  Because smelting, rening and metal sales are capital intensive and require long lead times, the nancial model of the WBJV includes the potential sale of platinum concentrate and a commercial rate relationship with an existing producer, like Anglo Platinum.  Our independent engineering model of Project 1 of the WBJV provides for an 18.9%internal rate of return.  The capital cost estimate is US$220 million and the payback is estimated at 4.5 years, after completion of construction, on a 14 year mine life.  There are many opportunities to optimize these returns and this work is ongoing.

WHERE DOES PLATINUM COME FROM?

Two billion years ago, when life on this planet was nothing more than simple bacteria, an enormous intrusion of molten magma was forming deep in the rocks of what is now South Africa.  Some 350 kilometres (220 miles) in diameter, this roughly circular body of magma cooled slowly, and in just such a way that r ich,  PGM bearing minerals settled and hardened into thin, but pervasive layers or reefs.  Two of these enormous, pancake shaped reefs, each about a metre thick, became known as the Merensky and UG2 reefs.  First discovered by Dr.Hans Merensky in 1924,these reefs today produce more than 75%of the world 's supply of platinum.  Nowhere else on earth has molten rock mixed and cooled in just such a way to concentrate platinum as in these unique reefs.  The layers of the Bushveld Complex are a "freak of nature " and a geological wonder of the world.

Platinum Group 2005 Annual Report Metals Ltd. 17

Africa

18 Platinum Group Metals Ltd. 2005 Annual Report

OUR RESPONSIBILITIES

PTM 's goal is to exceed requirements in the Mining Charter and for environmental standards, in addition to our responsibilities to our shareholders and partners.

South Africa 's Mining Charter is a key component in the new Mineral and Petroleum Resources Development Act and outlines the responsibilities and requirements for mining companies engaged in operation in South Africa, especially in regard to interactions with government, local communities and the environment.  Most elements of the Mining Charter are similar to rules in other major global mining regions and Platinum Group Metals' team certainly has experience in complying with these types of regulations.  More importantly, however,is the corporate commitment we've made to view the mandated requirements as a starting point only.  PTM is responsible to its shareholders to execute on the business plan, milestones and steps towards development of world class platinum mines and maximize our corporate valuation.  PTM endeavors to exceed the letter and spirit of the standards of corporate governance through an independent Board of Directors and committees, as well as the requirements for full, true, plain and balanced reporting of our project results.  We comply with the US standards for Ethics and Certications and we have a privacy policy with respect to all of the personal information that we collect.  We are also responsible to all our employees in Canada and South Africa, and especially, to ensure that they are working in safe conditions with appropriate tools, training and support.  In addition, we have a responsibility to the communities in which we operate. It is critical that we involve them not only in the decisions that might affect their environment, but also search for opportunities for these people to gain from the regional benets that may accrue from our activities.  We work to foster a climate of mutual respect, as well as open, honest and transparent dialogue.  PTM is only in the initial stage of project development but we have already engaged with the local community by initiating dialogue and a "Skills and Needs Assessment ".  By assessing both the available skills in addition to the needs of the community, through discussions with community members and leaders, we will not only drive the best project to production, but provide maximum value to the communities in which we are operating.  PTM, under the Mining Charter, is coordinating potential projects in tourism, agriculture and cottage industry with NGOs and government to spark activity beyond mining.  In compliance with the Mining Charter, we provide a detailed Report Card of progress to date on page 22.

THE MINING CHARTER
The mining charter requires that companies meet policies in a number of key areas.  Highlights include:

Human resource development
Provide literacy development for employees,career paths for
Historically Disadvantaged South African (HDSA)employees
and mentoring for employees and afliated groups.

Migrant labour
Ensure non-discrimination against foreign migrant labour.

Mine community and rural development
Cooperate in the formation of integrated development plans for communities where mining takes place.

Housing and living conditions
Establish measures for improving standards of housing and increasing levels of nutrition of mine employees.
Procurement
Identify current procurement from HDSA companies and commit to a progression of HDSA company procurement.

Ownership and joint ventures
Passive or active involvement by HDSA controlled companies in management, through strategic joint ventures, collective investment or non-management ownership.  Targets include 26%HDSA ownership of mining industry assets, with a ve year review.

Beneciation/smelting
Identify current levels of beneciation and indicate extent that this baseline can be further expanded.

Platinum Group 2005 Annual Report Metals Ltd. 19

OUR  PEOPLE

R. MICHAEL JONES, B.A.SC., P.ENG.
Director, President & CEO

Michael Jones brings 19 years of experience as a professional geological engineer and has been involved with raising over $200 million for exploration, mining development and production.  He was a founder of Glimmer Resources Inc. and was responsible for the discovery of the Glimmer Gold mine in Ontario. During a six-year tenure as President of Cathedral Gold, Mr. Jones ran a producing mining company and was involved in the review of a feasibility study and nancing for a $1 billion mining project during two years as Vice President with Aber Resources.  Mr.Jones served on the Securities Policy Advisory Committee of the British Columbia Securities Commission for six years.  Mr. Jones holds a B.A.Sc. in geological engineering from University of Toronto.

FRANK HALLAM, B.B.A., C.A.
Director &CFO

Frank Hallam was the original founder of New Millennium.  He was previously an auditor in the mining practice with Coopers and Lybrand.  Mr. Hallam has extensive operating and nancial experience at the senior management level with several publicly listed resource companies and has over ten years of experience working in East and South Africa, including his role as CFO and Director with Tan Range Exploration.  In addition to his involvement raising over $75 million for exploration, mining development and production, he has set up and administered exploration ofces in Tanzania, Ethiopia and Eritrea, among others and has been involved in negotiating and managing exploration deals with Barrick Gold Corporation, Johannesburg Consolidated Investments and Newmont Mining Corporation.  He is a chartered accountant and has a degree in business administration from Simon Fraser University.

MLIBO MGUDLWA,B.JURIS,LLB
Advisor /CEO of Africa Wide

Mr. Mgudlwa acted as a Senior State Advocate for the High Court of Johannesburg for a period of six years.  He was a founder of Africa Wide Investment Holding (Pty) Ltd, a mining and nancial services company founded on Black Economic Empowerment principles.  Mr. Mgudlwa has demonstrated skills in forging relationships between Black Communities, the State and commercial interests.  Mr. Mgudlwa now serves as a liaison between these parties and PTM.

JOHN GOULD,B.SC.(HONS)
Managing Director,
Platinum Group Metals RSA (Pty)Ltd.

John Gould is a senior mining executive with over 21 years of experience working for companies in South Africa such as Goldelds of South Africa, Johannesburg Consolidated Investments and Harmony Gold Mining Company Ltd.  Mr. Gould served as a production geologist for Rustenburg Platinum Mines ' Amandelbult Section on the Western Bushveld Complex where he gained extensive shaft sinking experience.  Mr.Gould served as Mine Manager of Harmony Gold 's Witwatersrand Gold Mine and then moved to the New Business Division where he was involved in target generation, optimization of contiguous properties, and mergers and acquisitions

WILLIE VISSER,B.SC.(HONS)
Exploration Manager,
Platinum Group Metals RSA (Pty)Ltd.

Following an extensive mineral exploration career which spanned South Africa from coast to coast, Mr.Visser spent 6 years as ore reserve manager at JCI Har mony Gold 's 1m Oz/yr Randfontein Estates gold mine.  Immediately prior to joining PTM, Mr.Visser helped found Harmony 's Major Capital Projects division, which was responsible for the recognition and development of 1B Rand+ mine projects in South Africa.  Mr.Visser 's skill set spans all stages of exploration and development including resource denition, mining method design and implementation, and ore extraction.

MZOLISI DILIZA,B.COM,B.A.(HONS)
Advisor /Chairman of Africa Wide

Mr.Diliza, the Chair man of Africa Wide Mineral Prospecting and Exploration (Pty) Limited, is also the rst black Chief Executive of the Chamber of Mines of South Africa after more than 100 years.  He started his career with the Transkei Government in 1971.Since then, he has participated in a number of Black Economic Empowerment initiatives and is currently Trustee of Teba Bank and a director of Uthingo Management (Pty) Limited.  He is a former commissioner of the Black Economic Empowerment Commission (BEEC) and SADC Mining Industries Association of Southern Africa and the London based International Council on Mining, Minerals and Metals.

AMIRO VALIGY,B.SC.,(HONS)
Project Manager
Amiro Valigy is the project manager for the WBJV and he has more than 7 years experience in the Southern Africa mining industry.  His career included experience as Mine Geologist in gold - Cooke 1,,Harmony Gold Mine, on Chrome and PGE 's in Itasca Africa consulting several mines including Waterfall and Kronandal Mines. Mr.Valigy has also had experience in diamonds in West Africa with ITM Mining, Lda, Mufuto Norte and Calonda Mines.  More recently Mr.Valigy has been involved as an Exploration Geologist working in the LG6 chrome layer on the Eastern Bushveld Complex of South Africa.

DANIE GROBLER,PHD.
Project Manager

Dr.Grobler completed a PhD.at the University of the Witwatersrand in 1996,specializing in Archean volcanism and igneous petrology.  During this study he discovered the Batsalano Ring Complex.He joined the mining industry during 1998 as exploration geologist for Westrand Consolidated and was later appointed as Mineral Resource Manager at the Kalgold open pit gold mine owned by Harmony Gold Mining Company.  He held this position until June 2004 when he joined PTM as project manager for the Northern Limb of the Bushveld Complex.

JOHN FOULKES,B.SC.,B.ED.
Manager,Corporate Development

John Foulkes has six years of experience managing investor relations and corporate development for Canadian public companies, following a seven year career as an exploration manager and geologist.  Mr.Foulkes led the exploration teams that discovered the Jericho and Kennady Lake kimberlite elds in the Canadian Arctic.  He holds Bachelor degrees in geology and education from the University of British Columbia.

ERIN AIRTON
Manager,Communications and Strategic Planning

Erin Airton is a senior communicator with over 10 years experience in corporate communications, strategic planning, issues management and marketing.  She has worked with two leading public relations agencies in addition to her time as staff to both the Provincial and Federal Governments.  Trained in
Business Administration and Geography, Erin has led communications teams for public and private companies in Canada.

Platinum Group 2005 Annual Report Metals Ltd. 21

PTM 'S MINING CHARTER /RESPONSIBILITIES REPORT CARD

Human Resource Development
• With advisors and consultants,PTM has begun the dialogue with community leaders to establish skills and education levels in the communities in which      we are operating.
• PTM has provided opportunities to Historically Disadvantaged South Africans (HDSA)at all levels in our team including: basic labour, project management and geological staff.  We have developed a program of executive mentoring - not just because it satises the Charter, but because it makes good management sense to do so.  PTM 's senior project management is dominated by HDSA.
• PTM is working towards providing opportunities for workers to learn literacy skills as the project advances.

Employment Equity
• PTM has already achieved a strong level of HDSA involvement both in the eld (more than the 40%requirement)and at our Jo-hannesburg ofce.  The WBJV is being run by HDSA technical staff and one of the three of senior executives in Johannesburg is HDSA.
• Women have been targeted for advancement, although female technical staff has been dif cult to nd.  The unfortunate passing of Mpho Makgto, our rst female geologist and project manager, last year at home has proved dif cult to replace, although we are pleased to report that we have recently hired a new female geologist.

Migrant Labour
• PTM has a policy not to discriminate against migrant labor or any other qualied applicants.

Mine Community and Rural Development
• The process of dialogue is under-way through Africa Wide and consultants at the Maverick Group, in partnership with the government, in order to ensure maximum benet to the community from the mining project.
• Leaders and groups within the communities have been identied and communications channels opened to allow for development projects and ideas to be brought forward.
• Contributing to the potential broad-based empowerment indirectly associated with the mine project, a number of potential community projects have been identied including those in agriculture, tour ism and cottage industry that further build the economic and general health of the community.  These projects may only require seed funding and leadership, and identied NGO funding may also be attracted.

Housing and Living Conditions
• Assessment work is underway as part of mine planning and feasibility.
• Projects,like those mentioned above,that generate broad based economic improvements are one of the best opportunity to improve community living conditions.

Procurement
•  Assessment work is underway as part of mine planning and feasibility.
• Opportunities for procurement include capital goods, services and consumables.
•  PTM 's current largest supplier is an HDSA-controlled drilling company.

Ownership and Joint Ventures
• All of PTM 's exploration and development projects in South Africa have been structured to achieve the 26%,ten year target of BEE direct project ownership from the outset, and in addition, approximately 10%of PTM 's stock option plan,on the Toronto Stock Exchange, is held by HDSA.  As a result, PTM 's overall BEE equity exceeds the minimum ten year target in the rst year of the Act.
• PTM 's Joint Ventures are managed and controlled by management committees with active HSDA involvement.
• Currently, there is important two-way mentoring in project activities.  PTM receives mentoring on community and government relationships, as well as permitting from the BEE members.  Africa Wide, our BEE partner, receives mentoring on exploration, mining, mine development and capital markets.
• All transactions are simple and transparent and part of PTM 's Canadian public market lings.

Beneciation
• It is anticipated that the products of the Western Bushveld Joint Venture and other projects will be smelted and re ned in South Africa.  22 Platinum Group Metals Ltd.2005 Annual Report

Platinum Group 2005 Annual Report Metals Ltd. 22

MANAGEMENT DISCUSSION AND ANALYSIS

1.

DESCRIPTION OF BUSINESS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. ("Old Platinum") and New Millennium Metals Corporation ("New Millennium"). The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND
FINANCIAL CONDITIONS

a)

Results of Operations

The Company has been more active in 2005 than in past years. During the year the Company incurred a loss of $3,795,648 (2004 - $2,242,627). Before a non-cash charge for stock based compensation of $1,283,289 (2004 - $92,881), general and administrative expenses totaled $2,466,085 (2004 - $1,723,248). Interest, other income and recoveries amounted to $218,373 (2004 - $430,106). The Loss for the year includes mineral property write down expenses of $974,294 (2004 - $1,044,542) and is reduced by a provision for future income tax recoveries of $793,000 (2004 - $278,000).

On October 27, 2004, the Company announced the formation of the Western Bushveld Joint Venture ("WBJV") with Anglo Platinum and Africa Wide Mining. Work commenced immediately thereafter on the project and the rate of work has accelerated during the year. Activities consist of research and data review, prospecting, mapping, engineering and drilling of the project area.  At the time of writing there are 5 diamond drills turning on the WBJV. In August of 2005 the Company completed an engineering review, a statement of inferred resources, and Preliminary Assessment of the first planned project on the WBJV in compliance with Canadian National Instrument 43-101. The Company was also active with an exploration program on its War Springs project in South Africa, consisting of diamond drilling, geophysical surveys and ground prospecting.

During the year the Company executed a settlement and purchase agreement for both the surface rights and mineral rights to the Elandsfontein 102 JQ property, now a component property in the WBJV.  The total purchase price became R 7.0 million (approx. C$1.3 million), after a discount of R 200,000 for early settlement.  Prior to August 31, 2005, the Company paid out R 4.2 million in payments and in September 2005 paid a final payment of R 2.8 million to complete the transaction.

Other work during the year included the completion, assessment and analysis of drilling and geophysical results from the Company's Seagull project and the Lakemount project, both located in Ontario, Canada.

During the fourth quarter the Company incurred a loss of $62,634 (2004 - $898,979). General and administrative expenses totaled $637,195 (2004 - $575,051) while interest other income and recoveries was $87,850 (2004 - $49,833). During the quarter the Company was primarily active on the WBJV in South Africa. No other drilling was underway, although analysis and assessment of results from drilling conducted at War Springs in South Africa was ongoing during the quarter. Global exploration expenditures during the quarter totaled $1,462,287 (2004 - $1,770,875).

The Company has increased its general level of activity in the past two years in South Africa. Activities in Canada have been reduced, as the more advanced nature of the WBJV project has caused it to become an investment focus for the Company. The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company's Interim and Audited Financial Statements and should be read in conjunction with these financial statements.

	Period ended Aug. 31, 2005	Year ended Aug. 31,2004	Year ended Aug. 31, 2003
Revenue (interest & other income)	$218,373	$430,106	$177,068
Net Income (Loss)	($3,795,648)	($2,242,627)	($1,748,993)
Net Income (Loss) per share	($0.10)	($0.07)	($0.07)
Total Assets	$15,705,187	$9,134,019	$5,086,421
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue (interest & other income)	Net Loss	Net loss per share
August 31, 2005	$87,850	($62,634)	($0.00)
May 31, 2005	$44,993	($975,865)	($0.03
February 28, 2005	$47,089	($2,157,952)	($0.05)
November 30, 2005	$38,441	(599,197)	($0.02)
August 31, 2004	$49,833	($898,979)	($0.03)
May 31, 2004	$46,906	($746,655)	($0.02)
February 29, 2004	$293,162	($196,152)	($0.01)
November 30, 2003	$40,205	($400,841)	($0.01)

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at item 5 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon. The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the Company's future business activities. The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future. Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year. At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements, however, the Company is working to complete a bankable feasibility study for the WBJV by December 2006. If a production decision is taken by the WBJV upon completion of that study, the Company will likely pursue debt financing for a portion of its share of the capital requirements for that project.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this management discussion and analysis, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company's business is subject to exploration and development risks

All of the Company's properties are in the exploration stage of development and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities, or that any of the Company's properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the
Company's business

The Company's activities in Canada and South Africa are subject to risks common to operations in the mining industry.  South Africa has recently undergone significant change in its government since the free elections in 1994. At present, Mining Legislation in South Africa is undergoing change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by "Historically Disadvantaged Persons" within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is not certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company's operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand

The Company may be adversely or favorably affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company's options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. Dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian Dollar and the South African Rand may have an adverse or favorable affect on the Company.

The Company's properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing. However, the Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company's title to such properties or delay or increase the cost of the development of such properties.

The Company's properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely
competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the
Company's business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

Mineral property acquisition costs deferred during the year totaled $1,815,434 (2004 - $515,777), most of which was for South African property acquisition costs and payments. Exploration and development costs deferred in the year totaled $5,309,860 (2004 - $2,711,412). Of that amount $1,079,938 (2004 - $1,330,643) was incurred on the Company's Canadian properties.  An amount of $4,229,922 (2004 - $1,380,769) was incurred on the Company's South African properties.

Cost recoveries on Canadian mineral properties during the year amounted to $55,000 (2004 - $78,750). During the year $974,294 (2004 - $1,044,542) in deferred costs relating to mineral properties were written off. An amount of $958,844 (2004 - $1,018,252) was written off for Ontario projects while the balance of $15,450 (2004 - $26,290) related to South African write offs. See details in Note 5 of the Company's Audited Financial Statements.

The Company continues to be active in the Republic of South Africa ("RSA"). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty.) Ltd. ("PTM RSA") for the purposes of holding mineral rights and conducting operations on behalf of the Company. Mr. John A. Gould, a senior mining executive, is the managing director of PTM RSA and has established a permanent office in Johannesburg. During 2004 and 2005 several professional and administration staff joined PTM RSA. The Company now conducts all of its South African exploration and development work through PTM RSA.

On October 26, 2004 the Company (37%) entered into a joint venture with, Anglo Platinum Limited (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (26%) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Western Bushveld Joint Venture immediately provides for a 26% Black Economic Empowerment interest to Africa Wide in satisfaction of the 10-year target set by the Mining Charter and newly enacted Mineral and Petroleum Resources Development Act. Africa Wide will also work with local community groups in order to facilitate their inclusion in the economic benefits of the JV in areas such as training, job creation and procurement.

PTM will operate and fund an exploration program in the amount of Rand 35 million (at August 31, 2005 approx. US$5.4 million; C$6.44 million) over five years to January 26, 2010. To August 31, 2005 the Company had spent approximately Rand 15.19 million (approx. C$2.8 million) on WBJV expenditures and to the time of writing has spent approximately Rand 20.0 million (approx. C$3.7 million). After Rand 35 million in expenditures have been funded by PTM, the parties are required to fund their portion of further expenditures pro-rata based upon their working interest in the Joint Venture. The JV agreement also includes pro-forma off-take agreements for either concentrate or broken ore.

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will then have the opportunity to contribute forward going capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become "non-contributory" to the JV and by doing so they would be subject to dilution.

Primary exploration targets for the WBJV are the Merensky and UG2 Reefs.  In March 2005 the Company received an NI 43-101 technical report and resource statement for the WBJV property. The report recommended additional diamond drilling and structural analysis for a budget of $907,007. This work was completed by mid 2005. In August 2005 the Company published an Independent Preliminary Assessment on the initial WBJV resource area called "Project 1" in compliance with Canadian NI 43-101 standards. This report also recommended further work, which the Company is now completing.

The Independent Preliminary Assessment report returned a pre-tax Net Present Value, "NPV" for Project 1 of 1.91 billion Rand (US$294 million at 6.5R/US$, C$347 million at 5.5R/C$) at a 5% discount rate (real terms) and an internal rate of return of 18.9%. Calculations were completed using metal prices and exchange rates current at July 1, 2005. At a 10% discount rate the NPV was estimated at 0.795 billion Rand (US$122 million, C$145 million). Such valuations are preliminary in nature and the reader is cautioned that inferred resources alone cannot form the basis of a bankable feasibility study.

The preliminary mine plan in this study involves the sinking of twin vertical shafts to 665 metres deep to access the higher grade area of the resources on the Merensky Reef. This infrastructure is capable of producing 250,000 ounces per year of platinum, palladium, rhodium and gold (4E) from 1,357,000 tonnes of ore per year at full steady state production. The mine plan in the economic assessment schedules only the "Domain 1 Merensky" part of the resource and estimates the mine life at 14 years. Other portions of the resource, including the UG2 Reef, may be considered for scheduling following more drilling.

Resource Base - August 2005

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Channel Width (metre)
MR Domain 1	200	13.87	9.67	1.11
MR Domain 2	400	0.53	6.47	0.42
UG2 Domain 1	400	2.21	4.32	1.35
	Diluted Channel Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)	Category
MR Domain 1	1.12	134.11	4.312	Inferred
MR Domain 2	1.00	3.46	0.111	Inferred
UG2 Domain 1	1.35	9.57	0.310	Inferred

The cut-off grade applied to the above resources was established by the Qualified Person for the Independent Preliminary Assessment after a review of the iterative mine plans. Element splits or "prill splits" for the above MR 4E resources are 61% Pt, 30% Pd, 4% Rh and 5% Au.

The inferred resource calculation already includes an estimated 30% geological loss. The exploration areas on the properties are adjacent to the separate BRPM joint venture, which incorporates an existing mine, formerly Anglo Platinum's BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

The properties comprising the WBJV are all currently operated under either Old Order or New Order prospecting permits. New Order prospecting permits are granted under the new Mineral and Petroleum Resources Development Act. Old Order rights under prior legislation must be converted into New Order rights within a transitional period and this conversion process is underway for the WBJV's Old Order rights. Any future production from the WBJV will be subject to the grant of a Mining Authorization from the Government of South Africa.

The Independent Preliminary Assessment recommended the completion of further drilling to expand the known resource base, increase the confidence level assigned to specific resources, obtain core for metallurgical test work and provide additional data for the refinement and optimization of the Project 1 scope and mine plan. The WBJV property includes the untested projected surface trace of the Merensky and UG2 reefs which have been intercepted in a number of drill holes outside of areas where resources have been defined to date. As recommended by the report, follow-up drilling and engineering is now being executed. Five drilling rigs are active at the time of writing on the WBJV. The potential to increase the size and confidence level of the inferred resources on the property is considered excellent by all members of the JV. The Company expects an updated statement of resources and scope for the project in December 2005. At the time of writing approximately 27,000 metres of drilling has been completed in 64 boreholes on the WBJV.

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb of the Bushveld Complex. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo Platinum Limited. The Company may purchase 100% of these mineral rights at any time within three years from the date of grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company was granted Old Order prospecting permits on both properties during the 2004 fiscal year. The Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. The mineral rights holders retain a 1% Net Smelter Return Royalty ("NSR") on the property, subject to the Company's right to purchase the NSR at any time for US$1.4 million. A 5% finder's fee on payments made to the mineral rights holders is payable to a South African consulting group retained by the Company in 2002. The Company incurred exploration costs of $110,354 (2004 - $582,654) on Tweespalk and $1,085,560 (2004 - $437,010) on War Springs in 2005.  Combined acquisition costs to August 31, 2005 on the War Springs and Tweespalk properties amounted to $165,082 (2004 - $138,077).

Old Order rights under prior legislation must be converted into New Order rights within a transitional period and this conversion process is underway for the War Springs and Tweespalk Old Order rights. The underlying acquisition agreement for these properties is also subject to amendment in order to re-define the original terms and conditions of the agreement under the new Mineral and Petroleum Resources Development Act.

In early 2004 the Company acquired detailed airborne magnetic data covering the War Springs property from a third party corporation. Interpretation of the airborne and later mapping and soil geochemistry surveys provided drill targets. Drilling commenced on the property in May 2004 and continued until April 2005. To the time of writing approximately 8,000 metres in 18 boreholes has been drilled.

In March 2005 the Company received an NI 43-101 compliant technical report for the War Springs and Tweespalk properties. No work was recommended for the Tweespalk property in 2005. During 2004 the Company conducted approximately 2,300 metres of drilling on the Tweespalk property. Results were encouraging and further work is under consideration for the future.  The technical report did recommend an amount of $583,139 in continued diamond drilling work, analysis and modeling for War Springs with the objective of delineating a resource on the project in compliance with SAMREC, JORC and NI 43-101 standards. This work was mostly completed by August 31, 2005.

Subsequent to year end the Company announced an independent resource calculation on the War Springs property, including information on a new deposit type with potential for low cost bulk mining. The independent report confirms an NI 43-101 compliant inferred resource of 980,000 ounces of platinum, palladium, and gold (29.6 M tonnes grading 1.03 g/t 2PGE+Au (0.31 g/t Pt, 0.63 g/t Pd, 0.09 g/t Au), 0.13% Nickel, 0.11% Copper) with strong evidence of resource continuity. This new resource is found in two distinct reef layers 5-10 metres thick named the "B" and "C" reefs, starting at surface and dipping in parallel sheets at a 65 degree angle to a depth of 400 metres and remaining open. The Qualified Person has assessed the resource cut-off on a gross metal value of Rand 109 per tonne, based on a preliminary low cost decline, block cave mining model.

There is considerable potential for resource expansion along the southern portion of the War Springs property. Soil sampling results just received, combined with geophysics, clearly outline the surface trace of the deposit and show a distinct extension to the south for a further 1.2 kilometres that has yet to be drill tested. The southern extension of the B and C reefs has a soil anomaly expression of twice the thickness and intensity of that on the newly drilled deposit, indicating excellent potential for improved grades and thickness in the new area.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility. The Company's retains a net 70% project interest.

Africa Wide has also been granted a 30% participating interest in the Tweespalk property. The Company has not recorded a receivable for Africa Wide's share of costs to date, which at August 31, 2005 are calculated to be $250,994 (August 31, 2004 - $214,840). The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In May 2005 the Company and the Vendors reached agreement whereby the Company would purchase all surface and mineral rights to the property in exchange for 7.2 million Rand payable in five instalments to December 15, 2005. At August 31, 2005 payments of 4.2 million Rand had been made. After year-end, on September 16, 2005, the Company made a final discounted payment of R 2.8 million to close the purchase three months early for a reduced total cost of Rand 7.0 million. In September 2005 the Company was granted a "New Order" prospecting permit under the new Mineral and Petroleum Resources Development Act over the Elandsfontein property.

During late 2003 the Company acquired an option to earn a 51% interest in the Lakemount nickel-copper-PGE project located near Wawa, Ontario in exchange for cash payments of $150,000 ($75,000 paid to October 28, 2005), share payments of 150,000 (50,000 issued and paid to October 28, 2005) and exploration work of $2.5 million to December 31, 2008 ($1,079,611 completed to August 31, 2005). The Company can buy a further 11% from an underlying vendor for $3.3 million, bringing the Company's potential project interest to 62%. The property is known to host well-defined low-grade nickel-copper-PGE mineralization. To early 2005 the Company has completed more than 3,300 metres of drilling on the property, as well as airborne, ground based and down-hole geophysical surveys. Results continue to indicate the potential for both open pit and underground resources on the property.  Combined acquisition and exploration costs deferred on the property by the Company amounted to $1,216,384 at Aug 31, 2005 (2004 - $959,792). Roscoe Postle Associates Inc. of Toronto completed an NI 43-101 compliant preliminary resource assessment and scoping study for the project in early 2005. The Company is not presently active on the property. Future work is under consideration.

In September 2004 the Company acquired an option to earn an initial 50% interest in the Seagull property located in the Nipigon region of Ontario by completing $7.5 million of exploration work ($697,978 completed to August 31, 2005) and making cash payments of $750,000 ($75,000 paid) over a five-year period to September 24, 2009. PTM can earn an additional 10% property interest by completing a bankable feasibility study for the property and a further 10% property interest by providing or arranging production financing. The property is subject to underlying NSR Royalties of 2.4% from which PTM may buy-back 1.4% for $2.0 million. During the year the Company's exploration work on this property consisted of drilling, geochemistry, geophysics, mapping and modeling.

Results were encouraging and future work is under consideration.

The Company's Agnew Lake property was not active at August 31, 2005.  The Company has directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin to August 31, 2005. Occurrences of PGEs have been located on the property, but no resource has been delineated to date. At August 31, 2005 the Company wrote off its remaining investment in the property of $276,852.  Subsequent to year end Kaymin advised the Company that it would cease further funding of the project.  Kaymin also notified the Company that they would vest as to a 26.17% interest in the property in accordance the terms of their option agreement.

e)

Administration Expenses

Before a non-cash charge for stock based compensation of $1,283,289 (2004 - $92,881), and not including interest, other income and recoveries in the year of $218,373 (2004 - $430,106), general and administrative expenses totaled $2,466,085 (2004 - $1,723,248).  Since 2002 the Company has grown substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. This growth is reflected in the costs described herein. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include corporate finance fees of $Nil (2004 - $100,000); management and consulting fees of $326,167 (2004 - $322,996); office and miscellaneous expenses of $102,220 (2004 - $84,368); professional fees of $193,765 (2004 - $130,383); salaries and benefits of $604,260 (2004 - $404,936); shareholder relations expense of $75,323 (2004 - $38,090); travel expenses of $258,125 (2004 - $231,507); mail and printing expense of $416,083 (2004 - $21,938) and promotion expenses of $130,897 (2004 - $126,464).  An amount of $Nil (2004 - $6,500) in expense relates to Part XII.3 tax applied by the Canadian Federal government on unspent flow-through funds from the previous year. An amount of $1,163 (2004 - $4,591) was expensed for new property investigations during the year.

f)

Related Party Transactions

Management and consulting fees expense and salaries in the year of $278,401 (2004 - $249,253) were incurred with three directors (2004 - five directors) of the Company. Of this amount approximately $137,794 (2004 - $132,319) is related to fees for the Company's President. At August 31, 2005 there were $nil fees (2004 - $nil) owed and included in accounts payable.

During the year the Company received $134,757 (2004 -
$152,353) from MAG Silver Corp., a company with a common director and common officer to the Company under the terms of a 2003 service agreement.

The Company received $39,000 (2004 - $nil) for services during the year from Sydney Resource Corp., a company with two common directors to the Company.  At August 31, 2005 accounts receivable includes $52,992 due from Sydney.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations' Expenses

Shareholder relations' expense during the year totaled $75,323 (2004 - $38,090). Since 2003 the Company has managed its shareholder relations as an internal function. The Company has been active in raising its profile with both retail and institutional investors. Since May 2005 Roth Investor Relations has been contracted at a rate of US $5,000 per month to provide distribution of the Company's information to US institutions and other international analysts and money managers. Prior to May 2005 Roth was contracted by the Company to provide services, on an invoice basis, as needed from time to time. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg.  Mr. Larry Roth is the Company's primary contact with the firm.  Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company's profile in Europe.

h)

Travel and Promotion Expenses

Travel expenses for the year amounted to $258,125 (2004 -
$231,507). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors. Since early 2004 the Company's increased activity level in South Africa has increased these costs.  Promotion expenses in 2005 amounted to $130,897 (2004 - $126,464) and these costs relate to design work, media relations, printed material, postage and trade show attendance.

i)

Property Acquisition Expenses

Property acquisition expenditures during the year totaled $1,815,434 (2004 - $515,777) in cash and shares. This includes $225,699 for properties in Ontario, and $1,589,735 to acquire or maintain option rights to the South African properties. Cash payments or accruals totaled $1,787,434 (2004 - $512,177) and share issuances for property acquisitions totaled $28,000 (2004 - $3,600).

The sum of all payments required to perfect all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

3.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the year ended August 31, 2005.

There are two policies that, due to the nature of the mining business, are significant to the financial results of the Company. These policies relate to the capitalization of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

CHANGE IN ACCOUNTING POLICY

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and recorded over their vesting periods. The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002. The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods. As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in 2005. The total compensation expense recognized in the statement of operations for share purchase options granted in 2005 amounts to $1,283,289. Had the same basis been applied to share purchase options granted in 2004 and 2003 the stock compensation expense recognized would have been $241,000 and $77,000 respectively.

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 8,571,216 (2004 - 6,756,148) common shares during the year. Of this 8,546,216 shares (2004 - 6,745,239) were issued for cash proceeds of $8,482,291 (2004 - $5,981,397). A further 25,000 shares (2004 - 10,909) were issued for mineral properties for a value of $28,000 (2004 - $3,600). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further equity issuances. The Company's primary source of capital has been from the sale of equity. At August 31, 2005 the Company had cash and cash equivalents on hand of $2,750,461 compared to cash and cash equivalents of $2,423,176 at August 31, 2004. The primary use of cash during the year was for acquisition and exploration expenditures, being approximately $5,395,698 (2004 - $3,200,000), management fees and expenses of $326,167 (2004 - $322,996) and other general and administrative expenses of $2,139,918 (2004 - $1,368,484).

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In the past year to the time of writing this report, the South African Rand has fallen in value against the Canadian Dollar by approximately 13%.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

                                 Payments due by period

Contractual Obligations	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
Acquisition Payments	$7,048,710	$1,038,200	$5,660,510	$350,000	$0
Exploration Costs	11,785,411	902,022	6,583,389	4,300,000	0
Lease Obligations	190,383	94,592	86,183	9,608	0
Totals	$19,024,504	$2,034,814	$12,330,082	$4,659,608	$0

6.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.

SUBSEQUENT EVENTS

a)

On May 2, 2005 the Company announced an agreement whereby the Company would purchase all surface and mineral rights to portions of the farm Elandsfontein 102 JQ in exchange for Rand 7.2 million payable in five instalments to December 15, 2005. At August 31, 2005 payments of Rand 4.2 million had been made.  After year-end, on September 16, 2005, the Company made a final discounted payment of Rand 2.8 million to close the purchase three months early for a reduced total cost of Rand 7.0 million. In September 2005 the Company was granted a New Order prospecting permit over its interests in the Elandsfontein property.  See financial statement Note 5 (b) (ii.1).

b)

In October 2005 the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months from the date of closing. A finder's fee of $45,704 was paid in cash.

8.

LIST OF DIRECTORS AND OFFICERS

Mr. Eric Carlson joined the Board of the Company in 2005 and Mr. Douglas Hurst did not stand for re-election.

a)

Directors:

Eric Carlson
Frank R. Hallam
R. Michael Jones
Iain McLean
Barry W. Smee

b)

Officers:

R. Michael Jones (President)
Frank R. Hallam (Chief Financial Officer)
Barry Smee (Secretary)

c)

Officers of Subsidiary:

John A. Gould

(Managing Director Platinum Group Metals RSA (Pty) Ltd.)

Auditors' Report and Consolidated Financial Statements of

PLATINUM GROUP METALS LTD.

August 31, 2005

Independent Auditors' Report

To the Shareholders of

Platinum Group Metals Ltd.

(An exploration stage company)

We have audited the consolidated balance sheets of Platinum Group Metals Ltd. (an exploration stage company) as at August 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended August 31, 2005 and the cumulative period from March 16, 2000 to August 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2005 and the cumulative period from March 16, 2000 to August 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

Vancouver, British Columbia

October 24, 2005

Comments by Auditors on Canada - United States of America

Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated October 24 , 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's consolidated financial statements, such as the change described in Note 2 (f) to the consolidated financial statements.  Our report to the shareholders, dated October 24 , 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

October 24, 2005

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Balance Sheets

August 31

	2005	2004
ASSETS

CURRENT
Cash and cash equivalents	$ 2,750,461	$ 2,423,176
Marketable securities (market value - $272,375;
2004 - $641,375)	251,750	331,750
Amounts receivable (Note 3)	344,059	241,135
Prepaid expenses and other	53,575	16,902
Total current assets	3,399,845	3,012,963
PERFORMANCE BONDS	24,685	11,292
MINERAL PROPERTIES (Note 5)	12,091,549	5,995,550
FIXED ASSETS (Note 6)	189,108	114,214
Total assets	$ 15,705,187	$ 9,134,019

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 1,997,633	$ 659,895
Current portion of capital lease obligation	5,929	-
Total current liabilities	2,003,562	659,895
CAPITAL LEASE OBLIGATION	22,569	-
FUTURE INCOME TAXES (Note 9)	-	427,000
Total liabilities	2,026,131	1,086,895

SHAREHOLDERS' EQUITY

Share capital (Note 7)	23,513,389	14,990,075
Contributed surplus (Note 2 (f))	1,723,198	134,932
Deficit accumulated during the exploration stage	(11,557,531)	(7,077,883)
Total shareholders' equity	13,679,056	8,047,124
Total liabilities and shareholders' equity	$ 15,705,187	$ 9,134,019

CONTINUING OPERATIONS (Note 1)

CONTINGENCIES AND COMMITMENTS (NOTE 10)

APPROVED BY THE DIRECTORS:

____________________________________

R. Michael Jones, Director

____________________________________

Frank Hallam, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Operations

Cumulative
amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2005	2004	2003	2005

EXPENSES
Amortization	$ 75,760	$ 31,768	$ 15,464	$ 142,579
Annual general meeting	33,199	32,125	27,060	96,101
Corporate finance fees	-	100,000	-	125,000
Filing and transfer agent fees	84,996	57,756	37,986	236,368
Insurance	30,840	13,674	9,938	65,718
Management and consulting fees	326,167	322,996	232,201	1,127,854
News releases, print and mailout	416,083	21,938	13,960	451,981
Office and miscellaneous	102,220	84,368	50,303	331,347
Other taxes	-	6,500	29,875	83,766
Professional fees	193,765	130,383	143,357	804,196
Promotion	130,897	126,464	42,560	316,736
Property investigations	1,163	4,591	41,508	127,404
Rent	88,090	76,619	41,896	238,885
Salaries and benefits	604,260	404,936	167,115	1,264,096
Shareholder relations	75,323	38,090	159,532	550,535
Stock compensation expense
(Note 7 (c))	1,283,289	92,881	42,051	1,418,221
Telephone	45,197	39,533	18,654	130,036
Travel	258,125	231,507	50,364	621,973
	(3,749,374)	(1,816,129)	(1,123,824)	(8,132,796)
Less interest and other income	218,373	430,106	177,068	910,719
Loss before other items	(3,531,001)	(1,386,023)	(946,756)	(7,222,077)
Other items:
Mineral property costs written off	974,294	1,044,542	815,714	3,932,746
Write-down of investment in and
advances to Active Gold Group
Ltd. (Note 4)		127,488		90,062		24,725	242,275
(Gain) loss on sale and write-down
of marketable securities		(51,200)		-		(12,802)	(42,632)
Loss on sale of furniture		7,065		-		-	7,065
Equity in loss of Active Gold
Group Ltd. (Note 4)		-		-		187,000	187,000
		1,057,647		1,134,604		1,014,637	4,326,454
Loss for the period before income taxes		(4,588,648)		(2,520,627)		(1,961,393)	(11,548,531)
Future income tax recovery		793,000		278,000		212,400	1,737,000
Loss for the period		$ (3,795,648)		$ (2,242,627)		$ (1,748,993)	$ (9,811,531)
Basic and diluted loss per share	$ (0.10)		$ (0.07)		$ (0.07)		Weighted-average number of
	39,194,947		31,640,642		25,982,475		common shares outstanding

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

From commencement of operations, March 16, 2000, to August 31, 2005

							Deficit
				Flow-through			accumulated
	Common shares		Obligation	special			during	Total
	without par value		to issue	warrants		Contributed	exploration	shareholders'
	Shares	Amount	shares	Number	Amount	surplus	stage	equity

Issued for cash	1,395,001	$ 89,000	$ -	2,605,000	$ 521,000	$ -	$ -	$ 610,000
Issued for mineral properties	-	-	20,000	-	-	-	-	20,000
Net loss	-	-	-	-	-	-	(39,956)	(39,956)
Balance, August 31, 2000	1,395,001	89,000	20,000	2,605,000	521,000	-	(39,956)	590,044
Issued for cash	3,195,391	1,356,532	-	2,383,090	1,107,771	-	-	2,464,303
Issued upon exercise of share purchase warrants	2,000	1,100	-	-	-	-	-	1,100
Issued for mineral properties	210,000	57,050	(17,400)	-	-	-	-	39,650
Issued upon exercise of special warrants	2,605,000	521,000	-	(2,605,000)	(521,000)	-	-	-
Issued upon exercise of flow through special warrants	2,383,090	1,107,771	-	(2,383,090)	(1,107,771)	-	-	-
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(310,000)	(310,000)
Net loss	-	-	-	-	-	-	(482,687)	(482,687)
Balance at August 31, 2001	9,790,482	3,132,453	2,600	-	-	-	(832,643)	2,302,410
Issued for cash	6,864,001	1,951,135	-	-	-	-	-	1,951,135
Issued for mineral properties	102,728	36,509	(2,600)	-	-	-	-	33,909
Issued to acquire New Millennium Metals	5,468,421	1,310,385	-	-	-	-	-	1,310,385

See accompanying notes to the consolidated financial statements.

Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(266,000)	(266,000)
Net loss	-	-	-	-	-	-	(1,501,620)	(1,501,620)
Balance, August 31, 2002	22,225,632	6,430,482	-	-	-	-	(2,600,263)	3,830,219
Issuance of flow-through common shares for cash	1,181,346	678,589	-	-	-	-	-	678,589
Issuance of common shares for cash	3,062,500	1,411,342	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option (Note 7)	571,603	200,061	-	-	-	-	-	200,061
Issued on exercise of warrants	645,990	233,389	-	-	-	-	-	233,389
Issued on exercise of stock options	96,500	35,075	-	-	-	-	-	35,075
Issued for mineral properties	47,696	16,140	-	-	-	-	-	16,140
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(140,000)	(140,000)
Stock options granted to consultants	-	-	-	-	-	42,051	-	42,051
Net loss	-	-	-	-	-	-	(1,748,993)	(1,748,993)
Balance, August 31, 2003 carried forward	27,831,267	9,005,078	-	-	-	42,051	(4,489,256)	4,557,873

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

From commencement of operations, March 16, 2000, to August 31, 2005

Balance, August 31, 2003 brought forward	27,831,267	$ 9,005,078	$ -	$ -	$ -	$ 42,051	$ (4,489,256)	$ 4,557,873
Issuance of flow-through common shares for cash	1,056,000	1,267,200	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,810,207	3,226,590	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,747,032	1,428,407	-	-	-	-	-	1,428,407
Issued on exercise of stock options	132,000	59,200	-	-	-	-	-	59,200
Issued for mineral properties	10,909	3,600	-	-	-	-	-	3,600
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(346,000)	(346,000)
Stock options granted to consultants	-	-	-	-	-	92,881	-	92,881
Net loss	-	-	-	-	-	-	(2,242,627)	(2,242,627)

Balance, August 31, 2004	34,587,415	14,990,075	-	-	-	134,932	(7,077,883)	8,047,124
Cumulative effect of change in accounting policy
(Note 2 (f))	-	-	-	-	-	318,000	(318,000)	-
Issuance of flow-through common shares for cash	173,267	259,901	-	-	-	-	-	259,901
Issuance of common shares for cash	5,000,000	5,441,078	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,469,949	2,272,462	-	-	-	-	-	2,272,462
Issued on exercise of stock options	903,000	521,873	-	-	-	(13,023)	-	508,850
Issued for mineral properties	25,000	28,000	-	-	-	-	-	28,000
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(366,000)	(366,000)
Stock options granted	-	-	-	-	-	1,283,289	-	1,283,289
Net loss	-	-	-	-	-	-	(3,795,648)	(3,795,648)
Balance, August 31, 2005	43,158,631	$ 23,513,389	$ -	-	$ -	$ 1,723,198	$ (11,557,531)	$ 13,679,056

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2005	2004	2003	2005

OPERATING ACTIVITIES
Loss for the period	$(3,795,648)	$ (2,242,627)	$ (1,748,993)	$ (9,811,531)
Add items not affecting cash
Amortization	75,760	31,768	15,464	142,579
Loss on sale of capital assets	7,065	-	-	7,065
Equity in loss of Active Gold Group Ltd.	-	-	187,000	187,000
Write-down of investment in and
advances to Active Gold Group Ltd.	127,488	90,062	24,725	242,275
Future income tax recovery	(793,000)	(278,000)	(212,400)	(1,737,000)
(Gain) loss on disposal and write-down
of marketable securities	(51,200)	-	(12,802)	(42,632)
Mineral property costs written off	974,294	1,044,542	815,714	3,932,746
Finders fee received in shares (Note 8)	-	-	(100,000)	(100,000)
Gain on sale of mineral property	-	(240,000)	-	(240,000)
Non-cash share compensation expense	1,283,289	92,881	42,051	1,418,221

See accompanying notes to the consolidated financial statements.

Net change in non-cash working
capital (Note 11)	(419,954)	333,541	309,431	(68,856)
	(2,591,906)	(1,167,833)	(679,810)	(6,070,133)

FINANCING ACTIVITIES
Performance bonds	(13,393)	(11,292)	-	(24,685)
Issuance of common shares	8,482,291	5,981,397	2,558,456	20,152,237
Issuance of flow-through special warrants	-	-	-	1,107,771
Issuance of special warrants	-	-	-	521,000
	8,468,898	5,970,105	2,558,456	21,756,323

INVESTING ACTIVITIES
Costs to acquire New Millennium Minerals	-	-	-	(231,325)
Acquisition of capital assets	(160,177)	(105,095)	(30,740)	(337,513)
Sale of capital assets	2,456	-	-	2,456
Acquisition cost of mineral properties	(1,176,074)	(467,177)	(443,669)	(2,506,371)
Exploration expenditures	(4,219,624)	(2,711,412)	(1,341,969)	(9,826,981)
Investment in and advances to Active Gold
Group Ltd.	3,712	(90,062)	(160,327)	(246,677)
Proceeds on sale of marketable securities	-	-	193,802	210,682
	(5,549,707)	(3,373,746)	(1,782,903)	(12,935,729)
Net increase in cash and cash equivalents	327,285	1,428,526	95,743	2,750,461
Cash and cash equivalents, beginning of period	2,423,176	994,650	898,907	-
Cash and cash equivalents, end of period (Note 11)	$ 2,750,461	$ 2,423,176	$ 994,650	$ 2,750,461

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)

During the year ended August 31, 2005, the Company issued 25,000 common shares with a value of $28,000 in connection with the acquisition of mineral properties.

(ii)

During the year ended August 31, 2005 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (Active Gold") from six of Active Gold's founding shareholders, all of whom are at arm's length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, paid from the Company's holdings of that security. As Active Gold is estimated to have nominal value, the transaction was entered into for the purpose of preserving existing business relationships. The Company therefore recorded the exchange as an expense.

(iii)

During the year ended August 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.

(iv)

During the year ended August 31, 2004, the Company received marketable securities with a fair value of $33,750 relating to the recovery of mineral properties' costs.

(v)

During the year ended August 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. (TSXV:SYR) with a value of $0.20 per share in exchange for sale of a 100-percent interest in the Company's Simlock Creek, British Columbia gold project and the termination of the earn-in requirements under a related option agreement.

(vi)

During the year ended August 31, 2003, the Company issued 47,696 common shares with a value of $16,140 in connection with the acquisition of mineral properties.

(vii)

During the year ended August 31, 2003, the Company issued 571,603 shares on exercise of an option  in exchange for previous reimbursement of exploration expenditures in the amount of $200,061.

(viii)

During the year ended August 31, 2003, the Company received marketable securities with a fair value of $45,500 relating to the recovery of mineral properties costs.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

No interest or income tax expenses were paid during the periods disclosed.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

1.CONTINUING OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. ("Old Platinum") and New Millennium Metals Corporation ("New Millennium").  The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 13.

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. ("PTM RSA"). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a quarterly basis and if the carrying values exceed estimated recoverable values, then these costs are written down to fair value. If put into production, the costs of acquisition and exploration will be amortized over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities and investments

Marketable securities are recorded at the lower of cost or market value.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company's share of the investee's earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment accounts.

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long term investments are made, where necessary, to recognize other than temporary declines in value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Stock-based compensation

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002.  The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods.  As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in 2005.

The total compensation expense recognized in the statement of operations for share purchase options granted in 2005 amounts to $1,283,289.  Had the same basis been applied to share purchase options granted in 2004 and 2003, net earnings would have been as follows:

	2004	2003

Net loss	$ 2,242,627	$ 1,748,993
Additional compensation expense	241,000	77,000
Pro forma net loss	$ 2,483,627	$ 1,825,993

Pro forma basic and diluted loss per share	$ (0.08)	$ (0.07)

For the year ended August 31, 2004, stock-based compensation expense was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 200%, an annual risk free interest rate of 3.97% and expected lives of 3.47 years.  The weighted average fair value of share purchase options granted in 2004 was $1.04 per option.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Stock-based compensation (continued)

For the year ended August 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 87%, an annual risk free interest rate of 3.73% and expected lives of 3.50 years.  The weighted average fair value of share purchase options granted in 2003 was $0.57 per option.

Please refer to Note 7 (c) for a summary of stock options granted in the current period and the related valuation assumptions.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i)

Financial instruments

The fair values of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and capital lease obligation reflected in the balance sheet approximate their respective carrying values. The fair value of marketable securities are as disclosed on the balance sheet.

Price risk is the risk that the value of the Company's financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

2.SIGNIFICANT ACCOUNTING POLICIES (Continue)

(j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant items where management's judgement is applied include provisions for loss on and the estimated recoverable amount of assets, depreciation, income tax provisions, contingent liabilities, stock compensation and asset retirement obligations. Actual results could differ from those estimates.

(k)

Asset retirement obligations

The CICA issued Section 3110, Asset Retirement Obligations, which became effective January 1, 2004.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows.  The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Adoption of this standard did not have a material impact on the Company's financial statements.

3.

AMOUNTS RECEIVABLE

	2005	2004

Advances receivable	$ 15,786	$ -
Goods and services tax recoverable	7,799	33,186
South African value added tax ("VAT") recoverable	263,466	198,449
Interest receivable	380	9,500
Other	56,628	-
	$ 344,059	$ 241,135

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

4.INVESTMENTS

(a)

Active Gold Group Ltd.

At August 31, 2003 the Company held 1,461,905 shares (26.79%) of Active Gold Group Ltd. at a cost of $160,327. Active Gold was a private corporation founded by the Company that attempted to acquire and develop gold projects in South Africa.  Active Gold failed to achieve a prospecting license for its Rooderand Gold Project and the project was abandoned.  The Company is now dormant.  Advances by the Company to Active Gold in the normal course of business during 2003 amounted to $45,487 and in 2004 amounted to $90,062.  In 2003 the Company wrote off its investment in and advances to Active Gold after recognizing its equity in that company's losses.  Advances in 2004 were written off in the year they occurred.

On September 30, 2004 the Company acquired 1,407,069 shares of Active Gold from six of its other founding shareholders, all of whom were at arm's length to the Company, in exchange for 399,999 shares (market value $131,200) of Sydney Resource Corporation ("SYR"), paid from the Company's holdings of that security (see Note 4 (c)). As Active Gold was of nominal value, the transaction was entered into for the purpose of preserving existing business relationships.  PTM, therefore, recorded the exchange as an expense of $131,200.

(b)

MAG Silver Corporation

In 2003 the Company earned a finders' fee of 200,000 shares of MAG Silver Corporation, a company with one director and one officer in common with the Company, with an assigned value of $0.50 per share for introducing MAG Silver to certain individuals and mineral properties located in Mexico. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $85,000 at August 31, 2005 and are included in marketable securities.

(c)

Sydney Resource Corporation

In 2002 New Millennium granted SYR, a company with two directors in common with the Company, an option to earn a 50% interest in New Millennium's 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia.  On December 2, 2003 the Company and SYR agreed to terminate the Option and the Company then sold the property to SYR outright in exchange for 1,200,000 shares of SYR at a value of $0.20 per share.  At August 31, 2005 the Company held 800,001 SYR shares with an aggregate cost of $160,000.  The shares are included in marketable securities.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES

Mineral properties consist of the following:

	2005	2004	2003
Annual expenditure by category

Total, beginning of year	5,995,550	3,891,653	2,951,089

Acquisition costs	$ 1,815,434	$ 515,777	$ 459,809
Assays and geochemical	575,258	315,001	220,334
Drilling	2,724,747	1,081,099	365,780
Geological	1,049,247	979,836	460,875
Geophysical	164,052	155,532	80,440
Maps, fees and licenses	11,961	26,904	37,318
Reclamation	-	4,480	-
Site administration	713,044	72,150	35,279
Travel	71,550	76,411	56,108
	7,125,293	3,227,189	1,715,943
Less recoveries (adjustments)	55,000	78,750	(40,335)
	7,070,293	3,148,439	1,756,278
Subtotal	13,065,843	7,040,092	4,707,367
Less amounts written off	(974,294)	(1,044,542)	(815,714)
Total, end of year	$12,091,549	$ 5,995,550	$ 3,891,653

	2005	2004	2003
Annual balance by category

Acquisition costs	$ 3,165,479	$ 1,899,705	$ 1,912,895
Deferred exploration costs	8,926,070	4,095,845	1,978,758
	$12,091,549	$ 5,995,550	$ 3,891,653

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

Details of specific mineral properties are as follows:

		Costs			Costs	Properties
	August 31,	(Recoveries)	Properties	August 31,	(Recoveries)	Written	August 31,
Property	2003	During Year	Written Off	2004	During Year	Off	2005

ONTARIO
Agnew Lake	$ 350,997	$ (19,145)	$ -	$ 331,852	$ (55,000)	$ (276,852)	$ -
Dog River	212,634	1,576	-	214,210	307	(214,517)	-
Lakemount	9,910	949,882	-	959,792	256,592	-	1,216,384
LDI River	594,942	160,898	-	755,840	83	-	755,923
Moss Lake	-	10,844	-	10,844	145,801	-	156,645
Pebble	131,322	10,961	-	142,283	94,425	(236,708)	-
S Legris	559,052	28,317	(587,369)	-	5,811	-	5,811
Seagull	-	8,341	-	8,341	772,600	-	780,941
Senga	60,427	-	(60,427)	-	-	-	-
Shelby Lake	556,331	141,675	-	698,006	885	-	698,891
Taman	159,572	2,771	(162,343)	-	-	-	-
Taman East	69,444	531	(69,975)	-	-	-	-
Other	198,220	162,255	(138,138)	222,337	29,133	(230,767)	20,703
	2,902,851	1,458,906	(1,018,252)	3,343,505	1,250,637	(958,844)	3,635,298

SOUTH AFRICA
Tweespalk	125,426	590,708	-	716,134	120,513	-	836,647
War Springs	139,759	494,122	-	633,881	1,102,405	-	1,736,286
Western Bushveld JV	693,558	540,891	-	1,234,449	4,532,936	-	5,767,385
Other	30,059	63,812	(26,290)	67,581	63,802	(15,450)	115,933
	988,802	1,689,533	(26,290)	2,652,045	5,819,656	(15,450)	8,456,251
Total	$ 3,891,653	$ 3,148,439	$(1,044,542)	$ 5,995,550	$ 7,070,293	$ (974,294)	$ 12,091,549

(a)

Ontario

(i)

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor. The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation ("PFN") on June 18, 2000. PFN may acquire up to a 50% interest in the Agnew Lake Property by issuing 50,000 shares to the Company (received), making cash payments to the Company totalling $200,000 (received) and incurring $500,000 in exploration costs to its own account. In the event that PFN does not incur the required $500,000 in exploration expenses they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares. According to the terms of a 2001 amendment PFN has paid the Company four payments of 75,000 PFN shares towards the exercise of PFN's option. PFN is the project operator and is responsible for completion of all assessment and filing requirements as long as it remains operator.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(i)

Agnew Lake (continued)

On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited. Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN by making cash payments of $200,000 to each party (received) and incurring exploration expenditures of not less than $6,000,000. Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin.  At August 31, 2005 the project was not active and the Company wrote off its remaining investment in the property amounting to $276,852.  Subsequent to August 31, 2005 Kaymin advised the Company that it would cease further funding of the project.  Kaymin also notified the Company that they will vest as to a 26.17% interest in the property in accordance with the terms of their option agreement .

(ii)

Dog River

The Company acquired a 100% interest in the Dog River property, located in the Lac des Iles area, subject to a 2.5% NSR royalty in favour of the original vendor.  The Dog River property was abandoned as of May 31, 2005, resulting in a write-off in the amount of $214,517.

(iii)

Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,079,611 incurred to August 31, 2005) and by making staged payments totalling $150,000 ($50,000 paid) and 150,000 common shares (25,000 issued) by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(iv)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,399 of which has been incurred to August 31, 2005. The Lac des Iles River Option Agreement was amended January 27, 2005 to allow the Company an additional three years, to May 5, 2008, to meet its exploration commitments in exchange for making annual cash payments of $5,000 to May 5, 2008 ($20,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

(v)

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($25,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

(vi)

Pebble

On March 30, 2000, the Company acquired an option to earn a 51% interest in the Pebble property located near Thunder Bay, Ontario in exchange for cash payments of $34,000 (paid) and the expenditure of $500,000 ($197,308 incurred) in exploration.  The agreement was extended in 2005 to allow the Company additional time to meet its exploration commitments in exchange for a $5,000 payment.  The property was subsequently abandoned as of May 31, 2005, resulting in a write-off of $236,708.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(vii)

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004. The South Legris Option Agreement was later amended on January 27th, 2005 to allow the Company an additional three years (to April 10,2008) to meet it's exploration commitments in exchange for making annual cash payments of $5,000 to April 10, 2008 ($15,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest in the property by completing a feasibility study within 36 months of earning the 50% interest described above.

(viii)

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years. Cumulative exploration expenditures required are $500,000 ($697,978 incurred to August 31, 2005) within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement. The Company can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing. Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000. The property is subject to underlying NSR Royalties of 2.4% from which the Company may buy-back 1.4% for $2.0 million.  The payment due September 24, 2005 has not been paid and the Company is renegotiating the terms of the agreement with the vendors.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(ix)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company is required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To August 31, 2005 the Company has incurred costs of $565,444 (August 31, 2004 - $564,559). The Company may earn a further 10% interest by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase one half back for $500,000.

(b)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2005 total $2,572,933 (August 31, 2004 - $1,350,015).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Old Order prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US$1.4 million. A 5% finders' fee applies to vendor payments.

Under the new Minister and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits must be converted into New Order permits during a transition period.  This process is underway for the War Springs and Tweespalk properties.  The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(b)

Republic of South Africa (continued)

(i)

War Springs and Tweespalk (continued)

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  The Company's retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  The Company has not recorded a receivable for Africa Wide's share of costs to date, which at August 31, 2005 are calculated to be $250,994 (August 31, 2004 - $214,840).  The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

(ii)

Western Bushveld Joint Venture

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the "WBJV") to pursue platinum exploration and development on combined mineral rights covering 67 square km on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see (ii) (1) and (ii) (2) below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

The Company will also operate and fund an exploration program in the amount of Rand 35 million (at August 31, 2005 approx. US$5.4 million; C$6.44 million) over the next five years in order to earn its 37% interest in WBJV. Minimum expenditures in year one of Rand 5 million were completed by the Company before August 31, 2005.  Optional expenditures in years two and three are also Rand 5 million and in years four and five are Rand 10 million in each year. After R35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based on their working interest in the WBJV.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(b)

Republic of South Africa (continued)

(ii)

Western Bushveld Joint Venture (continued)

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code.  Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will then have the opportunity to contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become "non-contributory" to the JV and by doing so they would be subject to dilution.

The Company has concluded that it has significant influence over the operations of WBJV and has therefore acquired an investment which will be recorded using the equity method.

The initial exchange of the Company's pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV has been recorded at cost as it represents a non-monetary exchange.  The balance paid to date of the Company's commitment to spend up to R35 million in exploration costs has also been recorded as a cost of the investment and is included under mineral properties.

(1)

Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(b)

Republic of South Africa (continued)

(ii)

Western Bushveld JV (continued)

(1)

Elandsfontein interest (continued)

In May 2005 the Company and the Vendors reached agreement whereby the Company would purchase all surface and mineral rights to the property in exchange for 7.2 million Rand payable in five instalments to December 15, 2005.  At August 31, 2005 payments of 4.2 million Rand had been made.  After year end, on September 16, 2005, the Company made a final discounted payment of R 2.8 million to close the purchase three months early for a reduced total cost of Rand 7.0 million.  In September 2005 the Company was granted a "New Order" prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(2)

Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn its interests the Company must make aggregate prospecting and option payments over time to the vendors of R12.44 million (approximately C$2.24 million) ending April 2008.  Of this amount R443,000 has been paid.  During 2004 the Company was granted old order prospecting permits on five portions of the farm.  In 2005 the Company was granted New Order prospecting permits on the remaining two farm portions. Certain portions covering 569 ha are subject to the vendors right to participate as to a 7.5% working interest, or to convert 1% NSR royalty, which the Company may buy-back for R 5,000,000 (approximately C $900,000).

(c)

Write-down of mineral properties

During the year the carrying values of certain mineral properties of the Company were determined to be impaired, resulting in a write-off in the amount of $974,294 (2004 - $1,044,542).

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(d)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

6.

FIXED ASSETS

	2005
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and
software	$ 223,983	$ 103,650	$ 120,333
Leasehold improvements	22,970	7,345	15,625
Office furniture and
equipment	75,418	22,268	53,150
	$ 322,371	$ 133,263	$ 189,108

2004
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and
software	$ 133,917	$ 54,880	$ 79,037
Office furniture and
equipment	45,766	10,589	35,177
	$ 179,683	$ 65,469	$ 114,214

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

7.SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

During the year ended August 31, 2005:

(i)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(ii)

2,469,949 share purchase warrants were exercised for proceeds of $2,272,462 and 903,000 stock options were exercised for proceeds of $508,850.

(iii)

the Company closed brokered private placements for gross proceeds of $6,259,900 on April 14, 2005. Proceeds of $259,901 were from the sale of 173,267 flow-through shares at $1.50 per share and $6,000,000 was from the sale of 5,000,000 non-flow-through units at $1.20 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until October 14, 2006 at a price of $1.50 per share. Agent's fees amounted to 7.0% of gross proceeds, which totalled $438,193, which was paid in cash. The Agents' legal and other costs totalling $24,229 were paid by the Company. The Company paid $47,000 to its lawyers for legal costs relating to the private placement, $20,000 for consulting services, and $29,500 as a filing fee. The Agents also received 517,327 compensation options exercisable into common shares of the Company at a price of $1.50 per share until October 14, 2006.

During the year ended August 31, 2004:

(iv)

the Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(v)

1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

(vi)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

7.SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(vii)

the Company closed brokered private placements for gross proceeds of $2,721,555 on July 14, 2004. Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units at $1.05 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.35 per share. Agent's fees amounted to 8.0% of gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agents' legal and other costs totalling $42,535 were paid by the Company. The Company paid $36,409 in legal costs relating to the private placement. The Agents also received 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005.

(c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant.

The following tables summarize the Company's outstanding stock options:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Options outstanding at August 31, 2002	2,061,000	$ 0.53
Granted	465,000	0.57
Exercised	(96,500)	0.67
Cancelled	(162,500)	0.36
Options outstanding at August 31, 2003	2,267,000	0.53
Granted	590,000	1.04
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at August 31, 2004	2,425,000	0.65
Granted	2,046,000	1.02
Exercised	(903,000)	0.56
Cancelled	(155,000)	1.05
Options outstanding at August 31, 2005	3,413,000	$ 0.88

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

7.SHARE CAPITAL (Continued)

(c)

Incentive stock option agreement (continued)

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31
Price	2005	Life (Years)	2005

$ 0.35	355,000	1.52	355,000
0.50	295,000	2.75	295,000
0.55	150,000	0.82	150,000
0.70	132,000	3.05	132,000
0.75	75,000	1.87	75,000
1.00	1,736,000	4.47	1,736,000
1.05	50,000	4.92	50,000
1.10	430,000	4.19	290,000
1.15	90,000	4.99	90,000
1.18	50,000	4.21	50,000
1.44	50,000	3.28	50,000
	3,413,000		3,273,000

(i)

During the year ended August 31, 2005 the Company granted 2,046,000 stock options to directors, officers, employees and consultants, (30,000 of which were cancelled during the same period). The Company has recorded $1,283,289 of compensation expense relating to stock options granted during the year. The stock-based compensation expense was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

August 31, 2005

Risk-free interest rate	2.93
Expected life of options	3.50
Annualized volatility	94%
Dividend rate	0.00%

(ii)

During the year ended August 31, 2004, the Company granted 75,000 stock options to consultants and 515,000 stock options to employees. The Company recorded compensation expense of $92,881 relating to the stock options granted to consultants.  No compensation expense was recorded for those granted to employees.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

7.SHARE CAPITAL (Continued)

(d)

Share purchase warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at August 31, 2003	3,016,981	$ 0.79
Issued to private placement placees (Note 7 (b) (vi) and (vii))	1,892,550	1.19
Issued to agents on brokered financing (Note 7 (b) (vii))	253,663	1.21
Exercised and converted to common shares	(1,747,032)	0.82
Balance at August 31, 2004	3,416,162	1.03
Issued to private placement placees (Note 7 (b) (iii))	2,500,000	1.50
Issued to agents on brokered financing (Note 7 (b) (iii))	517,327	1.50
Expired during the period	(241,110)	1.20
Exercised and converted to common shares	(2,469,949)	0.92
Balance at August 31, 2005	3,722,430	$ 1.47

Of the 3,722,430 common share warrants outstanding at August 31, 2005, 705,103 are exercisable at $1.35 per warrant expiring on January 14, 2006; and 3,017,327 are exercisable at $1.50 per warrant expiring on October 14, 2006.

8.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

Management, salary and consulting fees of $278,401 (2004 - $249,253, 2003 - $184,112) were incurred with directors during the year. At August 31, 2005, none was included in accounts payable (2004 - $Nil).

(b)

The Company received $134,757 (2004 - $152,353, 2003 - $38,525) during the year from MAG Silver Corp. ("MAG"), a company with a common director and common officer, under the terms of a 2003 service agreement for administrative services.

(c)

The Company received $39,000 (2004 - $Nil, 2003 - $Nil) for services during the year from SYR, a company with two directors in common with the Company.  At August 31, 2005 accounts receivable includes $52,992 due from SYR.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

9.INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2005	2004

Statutory tax rates	36%	36%

Recovery of income taxes computed at statutory rates	$ 1,657,420	$ 914,651
Effect of lower tax rates in foreign jurisdictions	(34,701)	(23,136)
Tax losses not recognized in the period that the
benefit arose	(829,719)	(613,515)
Future income tax recovery	$ 793,000	$ 278,000

The approximate tax effect of the temporary differences that gives rise to the Company's future income tax assets and liability are as follows:

	2005	2004
Future income tax assets
Operating loss carryforwards	$ 2,599,980	$ 1,763,054
Fixed assets	12,875	24,357
Mineral properties	72,993	-
Share issuance costs	287,579	194,496
Valuation allowance on future income tax assets	(2,973,427)	(1,981,907)
	$ -	$ -

Future income tax liability
Mineral properties	$ -	$ 427,000
	$ -	$ 427,000

The Company has Canadian non-capital loss carryforwards available to offset future taxable income in the amount of approximately $6.0 million, which expire at various dates from 2006 to 2012.

The Company has South African non-capital loss carryforwards available to offset future taxable income in the amount of approximately $842,000, which do not expire, subject to business continuity.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

10.CONTINGENCIES AND COMMITMENTS

The Company's minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments, are as follows as at August 31, 2005.

2006	$ 650,952
2007	76,575
2008	9,608
2009	9,608
2010	-
$ 746,743

On September 16, 2005 the Company settled $556,000 of its 2006 commitments by completing the Elandsfontein acquisition in South Africa (see Note 14 (a)).

11.

SUPPLEMENTARY CASH FLOW INFORMATION

(a)

Net change in non-cash working capital

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2005	2004	2003	2005

Amounts receivable	$ (102,923)	$ (164,724)	$ 217,633	$ (122,826)
Prepaid expenses and other	(36,673)	7,918	33,678	(53,575)
Accounts payable	(280,358)	490,347	58,120	107,545
	$ (419,954)	$ 333,541	$ 309,431	$ (68,856)

(b)

Cash and cash equivalents

Cash and cash equivalents consists of the following:

	2005	2004	2003

Cash	$ 693,661	$ 273,176	$ 194,650
Short-term deposits	2,056,800	2,150,000	800,000
	$ 2,750,461	$ 2,423,176	$ 994,650

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

12. SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	August 31,	August 31,
	2005	2004

Canada	$ 3,635,298	$ 3,343,505
South Africa	8,456,251	2,652,045
	$ 12,091,549	$ 5,995,550

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

Consolidated Balance Sheet

	2005	2004

Total assets under Canadian GAAP	$ 15,705,187	$ 9,134,019
Decrease in mineral properties due to expensing of exploration costs (a)	(8,926,070)	(4,095,845)
Marketable securities (d)	20,625	309,625
Total assets under US GAAP	$ 6,799,742	$ 5,347,799

Total liabilities under Canadian GAAP	$ 2,026,131	$ 1,086,895
Liability relating to issuance of flow-through shares (b)	30,264	110,629
Decrease in future income tax liability due to expensing of exploration costs (a)	-	(427,000)
	2,056,395	770,524

Shareholders' equity under Canadian GAAP	13,679,056	8,047,124
Cumulative mineral properties adjustment (a)	(8,926,070)	(4,095,845)
Cumulative future income taxes adjustment (a)	-	427,000
Liability recorded upon issuance of flow-through shares (b)	(30,264)	(110,629)
Marketable securities (d)	20,625	309,625
Shareholders' equity under US GAAP	4,743,347	4,577,275
Total liabilities and shareholders' equity under US GAAP	$ 6,799,742	$ 5,347,799

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Loss and Deficit

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000 to
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2003	2005

Net loss under Canadian GAAP	$ (3,795,648)	$(2,242,627)	$(1,748,993)	$ (9,811,531)
Mineral property costs
written off (a)	974,294	1,044,542	815,714	3,925,421
Acquisition costs included
in write off (a)	(494,660)	(450,217)	(309,786)	(1,760,500)
Mineral property exploration
expenditures (a)	(5,309,860)	(2,711,412)	(1,427,706)	(11,090,993)
Future income taxes (a), (b)	(660,574)	(190,242)	(15,185)	(1,143,601)
Consulting (c)	-	-	-	(287,250)
Variable stock based
compensation (c)	37,800	(125,510)	105,457	(125,000)
Stock based compensation
for employees and
directors (c)	1,136,055	-	-	1,136,055
Write-down of "available for
sale" securities (d)	-	-	-	18,450
Net loss under US GAAP	$ (8,112,593)	$(4,675,466)	$(2,580,499)	$(19,138,949)
Basic loss per share
under US GAAP	$ (0.21)	$ (0.15)	$ (0.10)

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000 to
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2003	2005
Operating activities
Operating activities under
Canadian GAAP	$ (2,591,906)	$(1,167,833)	$ (679,810)	$(6,070,133)
Deferred exploration (a)	(4,219,624)	(2,711,412)	(1,427,706)	(9,866,981)
Operating activities
under US GAAP	$ (6,811,530)	$(3,879,245)	$(2,107,516)	$(15,937,114)

Financing activity
Financing activities under
Canadian and US GAAP	$ 8,468,898	$ 5,970,105	$ 2,558,456	$ 21,756,323

Investing activities
Investing activities under
Canadian GAAP	$ (5,549,707)	$(3,373,746)	$(1,782,903)	$(12,935,729)
Deferred exploration (a)	4,219,624	2,711,412	1,427,706	9,866,981
Investing activities
under US GAAP	$ (1,330,083)	$ (662,334)	$ (355,197)	$ (3,068,748)

(a)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes the Company has expensed exploration expenditures in the period incurred.

(b)

Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs.  When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company.  The tax effect of this temporary difference is recorded as a cost of issuing the shares.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Flow-through shares (continued)

The Financial Accounting Standards Board ("FASB") staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

Furthermore, under US GAAP, the amounts received through the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash.  Such amounts unexpended at August 31, 2005 and 2004 totalled approximately $150,917 and $903,422, respectively.

(c)

Accounting for stock-based compensation

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, ("APB No. 25"), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  As at August 31, 2005 no compensation cost has been recorded for any period under this method for US GAAP purposes.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  During the year ended August 31, 2005, the Company issued options to individuals other than employees and directors, which, under SFAS No. 123, resulted in $147,234 (2004 - $92,881; 2003 -  $42,051) of consulting expenses.

SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25.  The Company has adopted the disclosure-only provisions of SFAS No. 123.  For the year ending August 31, 2005, the Company uses the fair value method for Canadian GAAP for stock-based compensation to directors, officers, employees and consultants.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net loss for the year ended August 31, 2005 and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2005	2004	2003
Net loss for the period under
US GAAP	$ (8,112,593)	$(4,675,466)	$(2,580,499)
Additional stock based
compensation cost	(1,136,055)	(250,000)	(97,600)
Pro forma net loss	$ (9,248,648)	$(4,925,466)	$(2,678,099)
Pro forma basic and diluted
loss per share	$ (0.23)	$ (0.16)	$ (0.10)

Using the fair value method for stock-based compensation, additional costs of approximately $1,136,055 (2004 - $250,000; 2003 - $97,600) would have been recorded for the year ended August 31, 2005.  These amounts were determined using an option pricing model assuming no dividends are to be paid, a volatility of the Company's share price of 94% (2004 - 200%; 2003 - 87%) and an annual risk free interest rate of 2.93% (2004 - 3.97%; 2003 - 3.73%).

FASB Interpretation 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised.

Consequently, 120,000 stock options issued to employees and directors that were repriced on March 6, 2002 are now considered to be variable and any increase in the market price over the reduced exercise price must be recognized as compensation cost.  As at August 31, 2005, the market price of the Company's common shares was $1.15 per share resulting in compensation (recovery) expense of $(37,800) (2004 - $125,510; 2003 - $(105,457)).

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.  The impact of SFAS No. 130 on the Company's financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2005	2004	2003

Net loss under US GAAP	$ (8,112,593)	$(4,675,466)	$(2,580,499)
Other comprehensive income:
Unrealized (loss) gain on
marketable securities	(289,000)	243,625	84,450
Reclassification adjustments	-	(87,999)	-
Comprehensive net loss
under US GAAP	$ (8,401,593)	$(4,519,840)	$(2,496,049)
Comprehensive loss per share	$ (0.21)	$ (0.14)	$ (0.10)

(e)

Accounting for derivative instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no significant financial impact.

(f)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-3, Mining Assets: Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company's financial position, results of operations or cash flows.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 24, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.  This statement will be effective for fiscal periods beginning after June 15, 2005, on a modified prospective basis.  The Company currently uses the fair value method to account for stock options granted to consultants and the intrinsic value based method for employees and directors, and is assessing the effect of SFAS 123(R) on the Company's financial statements as presented herein.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On April 15, 2005, the U.S. Securities and Exchange Commission ("SEC") announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment ("SFAS 123(R)").  The SEC would require that registrants adopt SFAS 123(R)'s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005.  The Company plans to adopt SFAS 123(R) effective July 1, 2006.  The Company is currently evaluating the impact of SFAS 123R on its results of operations, financial position and cash flows.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force ("EITF") of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.  The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109.  The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities.  Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.  The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy.  It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized.  The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted).  The comment period ends September 12, 2005.  The Company does not expect the proposed Interpretation to have a material impact on its results.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

14.SUBSEQUENT EVENTS

(a)

On May 2, 2005 the Company announced an agreement whereby the Company would purchase all surface and mineral rights to portions of the farm Elandsfontein 102 JQ in exchange for 7.2 million Rand payable in five instalments to December 15, 2005.  At August 31, 2005 payments of 4.2 million Rand had been made.  After year end, on September 16, 2005, the Company made a final discounted payment of R 2.8 million to close the purchase three months early for a reduced total cost of Rand 7.0 million.  In September 2005 the Company was granted a New Order prospecting permit over it's interests in the Elandsfontein property.  See Note 5 (b) (ii)(1).

(b)

In October 2005 the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months from the date of closing.  A finder's fee of $45,704 was paid in cash.

See accompanying notes to the consolidated financial statements.

OFFICES

Canada
Suite 328
550 Burrard Street
Vancouver, BC
Canada V6C 2B5
T 604.899.5450
F 604.484.4710
info@platinumgroupmetals.net
www.platinumgroupmetals.net

Toll Free 1.866.899.5450

South Africa
Sherwood House
Greenacres Office Park
Victory Park, Johannesburg 2193
PostNet Suite No 81
Private Bag X12
Rooseveltpark 2129
T +27(11) 782.2186
F +27(11) 782.4338

DIRECTORS AND OFFICERS

R. Michael Jones
Director, President & CEO

Frank Hallam
Director & CFO

Dr. Barry Smee
Director & Secretary

Iain McLean
Director

Eric Carlson
Director

ADVISORY BOARD

Dr. Roger Eckstrand
Anthony Frizelle
Nonpumelelo Maduna
Dr. Barry Smee

REGISTERED OFFICE

Suite 2300
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1J1

REGISTRAR AND TRANSFER AGENT

Pacific Corporate Trust
625 Howe Street, 10th Floor
Vancouver, BC
Canada V6C 3B8

LEGAL COUNSEL

Gowlings Lafleur Henderson LLP
Suite 2300
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1J1

AUDITOR

Deloitte and Touche LLP
Suite 2800
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1P4

SHARE LISTING

TSX: PTM; OTCBB: PTMQF
SEC Form 20F File #0-30306

CAPITALIZATION

ISSUED & OUTSTANDING
45,368,631

OPTIONS: 3,403,000

WARRANTS: 4,822,430

FULLY DILUTED: 53,594,061

November 09, 2005

DISCLAIMER:
This annual report may contain projections or other foward-looking statements regarding future events and/or future financial performance. Such statements are only predictions and actual events or results may differ materially. The Company relies on Safe Harbor Rules with respect to any projections or forward-looking statements that may be contained within this report. All investors are referred to the more complete disclosure contained in the Company's documents filed from time to time with the United States Securities and the Exchange Commission (SEC File #0-30306) and the British Columbia Securities Commission, specifically the Company's last filed Form 20F and alternate form of Annual Information Form.

PTM

WWW.PLATINUMGROUPMETALS.NET

INFO@PLATINUMGROUPMETALS.NET

TSX:PTM
OTCBB:PTMQF

HEAD OFFICE

SUITE 328-550 BURRARD STREET
VANCOUVER, B.C. CANADA V6C 2B5

TELEPHONE 604.899.5450 | FAX 604.484.4710

SOUTH AFRICA

SHERWOOD HOUSE
GREENACRES OFFICE PARK,
VICTORY PARK, JOHANNESBURG 2193
POSTNET SUITE NO. 81
PRIVATE BAG X12
ROOSEVELTPARK 2129

TELEPHONE +27 (11) 782.2186 | FAX +27 (11) 782.4338